UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Interim Financial Information

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

As of March 31, 2026 and report on review of interim financial information

(A free translation of the original in Portuguese)

INDEX

PETROBRAS

2

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

Account Code	Account Description	03.31.2026	12.31.2025
1	Total Assets	1,602,422,000	1,592,566,000
1.01	Current Assets	170,713,000	162,385,000
1.01.01	Cash and Cash Equivalents	3,732,000	2,316,000
1.01.02	Financial Investments	12,126,000	14,775,000
1.01.03	Trade and Other Receivables	95,121,000	88,627,000
1.01.04	Inventories	40,897,000	38,682,000
1.01.06	Recoverable Taxes	10,030,000	10,421,000
1.01.06.01	Current Recoverable Taxes	10,030,000	10,421,000
1.01.06.01.01	Income Taxes	3,487,000	3,408,000
1.01.06.01.02	Other Recoverable Taxes	6,543,000	7,013,000
1.01.08	Other Current Assets	8,807,000	7,564,000
1.01.08.01	Non-Current Assets Held for Sale	874,000	872,000
1.01.08.03	Others	7,933,000	6,692,000
1.01.08.03.03	Prepayments	2,200,000	1,848,000
1.01.08.03.04	Others	5,733,000	4,844,000
1.02	Non-Current Assets	1,431,709,000	1,430,181,000
1.02.01	Long-Term Receivables	136,014,000	135,898,000
1.02.01.04	Trade and Other Receivables	3,147,000	4,343,000
1.02.01.07	Deferred Taxes	25,394,000	24,570,000
1.02.01.07.01	Income taxes	1,910,000	1,931,000
1.02.01.07.02	Deferred Taxes and Contributions	23,484,000	22,639,000
1.02.01.10	Other Non-Current Assets	107,473,000	106,985,000
1.02.01.10.04	Judicial Deposits	82,916,000	81,033,000
1.02.01.10.05	Prepayments	22,719,000	24,366,000
1.02.01.10.06	Other Assets	1,838,000	1,586,000
1.02.02	Investments	329,684,000	346,724,000
1.02.03	Property, Plant and Equipment	952,360,000	933,998,000
1.02.04	Intangible Assets	13,651,000	13,561,000

3

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

Account Code	Account Description	03.31.2026	12.31.2025
2	Total Liabilities	1,602,422,000	1,592,566,000
2.01	Current Liabilities	371,496,000	342,435,000
2.01.01	Payroll, Profit Sharing and Related Charges	12,429,000	13,799,000
2.01.02	Trade Payables	39,670,000	42,071,000
2.01.03	Taxes Obligations	6,438,000	4,292,000
2.01.03.01	Federal Taxes Obligations	6,438,000	4,292,000
2.01.03.01.01	Income Tax and Social Contribution Payable	6,438,000	4,292,000
2.01.04	Current Debt and Finance Lease Obligations	255,249,000	216,498,000
2.01.04.01	Current Debt	201,283,000	160,408,000
2.01.04.03	Lease Obligations	53,966,000	56,090,000
2.01.05	Other Liabilities	36,005,000	43,381,000
2.01.05.02	Others	36,005,000	43,381,000
2.01.05.02.01	Dividends and Interest on Capital Payable	−	11,415,000
2.01.05.02.04	Production Taxes and Other Taxes Payable	25,332,000	20,690,000
2.01.05.02.06	Other liabilities	10,673,000	11,276,000
2.01.06	Provisions	21,133,000	21,828,000
2.01.06.02	Other Provisions	21,133,000	21,828,000
2.01.06.02.04	Pension and Medical Benefits	5,773,000	5,701,000
2.01.06.02.05	Provision for Decommissioning Costs	15,360,000	16,127,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	572,000	566,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	572,000	566,000
2.02	Non-Current Liabilities	785,737,000	834,345,000
2.02.01	Non-Current Debt and Finance Lease Obligations	478,836,000	542,082,000
2.02.01.01	Non-Current Debt	301,051,000	355,050,000
2.02.01.03	Lease Obligations	177,785,000	187,032,000
2.02.02	Other Liabilities	3,111,000	3,144,000
2.02.02.02	Others	3,111,000	3,144,000
2.02.02.02.03	Income Taxes	3,111,000	3,144,000
2.02.03	Deferred Taxes	54,176,000	39,684,000
2.02.03.01	Deferred Income Taxes	54,176,000	39,684,000
2.02.04	Provisions	249,614,000	249,435,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	16,888,000	17,165,000
2.02.04.02	Other Provisions	232,726,000	232,270,000
2.02.04.02.04	Pension and Medical Benefits	84,050,000	82,726,000
2.02.04.02.05	Provision for Decommissioning Costs	139,536,000	140,182,000
2.02.04.02.06	Employee Benefits	220,000	220,000
2.02.04.02.07	Other liabilities	8,920,000	9,142,000
2.03	Shareholders' Equity	445,189,000	415,786,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	3,322,000	3,322,000
2.03.04	Profit Reserves	158,062,000	158,062,000
2.03.05	Retained Earnings/Losses	32,755,000	−
2.03.08	Other Comprehensive Income	45,618,000	48,970,000

4

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Income

(R$ thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2026 to 03/31/2026	Accumulated of the Previous Period 01/01/2025 to 03/31/2025
3.01	Sales Revenues	128,167,000	121,652,000
3.02	Cost of Sales	(65,656,000)	(63,233,000)
3.03	Gross Profit	62,511,000	58,419,000
3.04	Operating Expenses / Income	(14,109,000)	(11,917,000)
3.04.01	Selling Expenses	(7,233,000)	(6,906,000)
3.04.02	General and Administrative Expenses	(2,092,000)	(2,219,000)
3.04.05	Other Operating Expenses	(5,672,000)	(8,088,000)
3.04.05.01	Other Taxes	(1,938,000)	(358,000)
3.04.05.02	Research and Development Expenses	(1,316,000)	(1,179,000)
3.04.05.03	Exploration Costs	(604,000)	(1,739,000)
3.04.05.05	Other Operating Expenses, Net	(3,993,000)	(4,501,000)
3.04.05.07	Impairment (losses) reversals, net	2,179,000	(311,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	888,000	5,296,000
3.05	Net Income Before Financial Results and Income Taxes	48,402,000	46,502,000
3.06	Finance Income (Expenses), Net	2,667,000	6,117,000
3.06.01	Finance Income	2,853,000	3,211,000
3.06.01.01	Finance Income	2,853,000	3,211,000
3.06.02	Finance Expenses	(186,000)	2,906,000
3.06.02.01	Finance Expenses	(11,572,000)	(12,350,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	11,386,000	15,256,000
3.07	Net Income Before Income Taxes	51,069,000	52,619,000
3.08	Income Tax and Social Contribution	(18,406,000)	(17,410,000)
3.08.01	Current	(11,830,000)	(10,231,000)
3.08.02	Deferred	(6,576,000)	(7,179,000)
3.09	Net Income from Continuing Operations	32,663,000	35,209,000
3.11	Income / (Loss) for the Period	32,663,000	35,209,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	2.53	2.73
3.99.01.02	Preferred Shares	2.53	2.73
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	2.53	2.73
3.99.02.02	Preferred Shares	2.53	2.73

5

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Comprehensive Income

(R$ thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2026 to 03/31/2026	Accumulated of the Previous Period 01/01/2025 to 03/31/2025
4.01	Net Income for the Period	32,663,000	35,209,000
4.02	Other Comprehensive Income	(3,352,000)	(5,374,000)
4.02.03	Translation Adjustments in investees	(18,142,000)	(27,954,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	19,734,000	28,940,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	2,654,000	4,237,000
4.02.09	Deferred Income Taxes on Cash Flow Hedge	(7,612,000)	(11,280,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	14,000	683,000
4.03	Total Comprehensive Income for the Period	29,311,000	29,835,000

6

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2026 to 03/31/2026

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	3,322,000	158,062,000	−	48,970,000	415,786,000
5.03	Adjusted Opening Balance	205,432,000	3,322,000	158,062,000	−	48,970,000	415,786,000
5.04	Capital Transactions with Owners	−	−	−	92,000	−	92,000
5.04.11	Expired dividends	−	−	−	92,000	−	92,000
5.05	Total of Comprehensive Income	−	−	−	32,663,000	(3,352,000)	29,311,000
5.05.01	Net Income for the Period	−	−	−	32,663,000	−	32,663,000
5.05.02	Other Comprehensive Income	−	−	−	−	(3,352,000)	(3,352,000)
5.07	Balance at the End of the Period	205,432,000	3,322,000	158,062,000	32,755,000	45,618,000	445,189,000

7

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2025 to 03/31/2025

(R$ thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	(2,241,000)	94,977,000	−	67,838,000	366,006,000
5.03	Adjusted Opening Balance	205,432,000	(2,241,000)	94,977,000	−	67,838,000	366,006,000
5.04	Capital Transactions with Owners	−	5,563,000	(5,563,000)	−	−	−
5.04.12	Cancellation of treasury shares	−	5,563,000	(5,563,000)	−	−	−
5.05	Total of Comprehensive Income	−	−	−	35,209,000	(5,374,000)	29,835,000
5.05.01	Net Income for the Period	−	−	−	35,209,000	−	35,209,000
5.05.02	Other Comprehensive Income	−	−	−	−	(5,374,000)	(5,374,000)
5.07	Balance at the End of the Period	205,432,000	3,322,000	89,414,000	35,209,000	62,464,000	395,841,000

8

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2026 to 03/31/2026	Accumulated of the Previous Period 01/01/2025 to 03/31/2025
6.01	Net cash provided by operating activities	15,416,000	41,765,000
6.01.01	Cash provided by operating activities	69,591,000	64,197,000
6.01.01.01	Net Income for the period	32,663,000	35,209,000
6.01.01.02	Pension and medical benefits (actuarial expense)	2,760,000	2,368,000
6.01.01.03	Results in equity-accounted investments	(888,000)	(5,296,000)
6.01.01.04	Depreciation, depletion and amortization	22,262,000	19,639,000
6.01.01.05	Impairment of assets (reversals), net	(2,179,000)	311,000
6.01.01.06	Exploratory expenditures write-offs	12,000	1,202,000
6.01.01.07	Losses on legal, administrative and arbitration proceedings	660,000	1,064,000
6.01.01.08	Foreign exchange, indexation and finance charges	(4,183,000)	(7,853,000)
6.01.01.10	Allowance (reversals) for credit loss on trade and other receivables, net	(45,000)	(121,000)
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	1,819,000	1,864,000
6.01.01.15	Income Taxes	18,406,000	17,410,000
6.01.01.16	Results from co-participation agreements in bid areas	(616,000)	(403,000)
6.01.01.17	Gain on disposal/write-offs of assets	(387,000)	(317,000)
6.01.01.18	Equalization of expenses - Production Individualization Agreements	36,000	23,000
6.01.01.19	Early termination and cash outflows revision of lease agreements	(729,000)	(903,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(45,343,000)	(13,529,000)
6.01.02.01	Trade and other receivables, net	(39,356,000)	(6,805,000)
6.01.02.02	Inventories	(2,212,000)	(623,000)
6.01.02.03	Judicial deposits	(166,000)	(995,000)
6.01.02.05	Other assets	(833,000)	215,000
6.01.02.06	Trade payables	(2,284,000)	(2,194,000)
6.01.02.07	Production Taxes and Other Taxes Payable	3,654,000	1,210,000
6.01.02.08	Pension and medical benefits	(1,387,000)	(1,248,000)
6.01.02.09	Provisions for legal proceedings	(808,000)	(2,194,000)
6.01.02.10	Other Employee Benefits	(1,371,000)	641,000
6.01.02.12	Provision for Decommissioning Costs	(1,874,000)	(1,062,000)
6.01.02.14	Other liabilities	1,294,000	(474,000)
6.01.03	Others	(8,832,000)	(8,903,000)
6.01.03.01	Income Taxes Paid	(8,832,000)	(8,903,000)
6.02	Net cash used in investing activities	(17,501,000)	(500,000)
6.02.01	Acquisition of PP&E and intangibles assets	(23,340,000)	(22,867,000)
6.02.02	Acquisition of equity interests	(207,000)	(73,000)
6.02.03	Proceeds from disposal of assets - Divestment	1,311,000	2,729,000
6.02.04	Divestment (Investment) in financial investments	3,075,000	17,407,000
6.02.05	Dividends received	15,000	164,000
6.02.08	Financial compensation for Co-participation Agreement	1,645,000	2,140,000
6.03	Net cash used in financing activities	3,501,000	(37,259,000)
6.03.02	Proceeds from financing	47,304,000	21,321,000
6.03.03	Repayment of principal - finance debt	(12,887,000)	(23,043,000)
6.03.04	Repayment of interest - finance debt	(5,986,000)	(6,272,000)
6.03.05	Dividends paid to shareholders of Petrobras	(11,639,000)	(16,587,000)
6.03.08	Settlement of lease liabilities	(13,291,000)	(12,678,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	1,416,000	4,006,000
6.05.01	Cash and cash equivalents at the beginning of the year	2,316,000	3,134,000
6.05.02	Cash and cash equivalents at the end of the period	3,732,000	7,140,000

9

Petróleo Brasileiro S.A. – Petrobras

Parent Company Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2026 to 03/31/2026	Accumulated of the Previous Period 01/01/2025 to 03/31/2025
7.01	Sales Revenues	194,829,000	177,724,000
7.01.01	Sales of Goods and Services	163,837,000	155,602,000
7.01.02	Other Revenues	7,291,000	3,021,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	23,656,000	18,980,000
7.01.04	Allowance for expected credit losses	45,000	121,000
7.02	Inputs Acquired from Third Parties	(66,730,000)	(64,949,000)
7.02.01	Cost of Sales	(18,865,000)	(21,052,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(38,380,000)	(31,735,000)
7.02.03	Impairment Charges / Reversals of Assets	2,179,000	(311,000)
7.02.04	Others	(11,664,000)	(11,851,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(11,664,000)	(11,851,000)
7.03	Gross Added Value	128,099,000	112,775,000
7.04	Retentions	(22,262,000)	(19,639,000)
7.04.01	Depreciation, Amortization and Depletion	(22,262,000)	(19,639,000)
7.05	Net Added Value Produced	105,837,000	93,136,000
7.06	Transferred Added Value	5,688,000	10,276,000
7.06.01	Share of Profit of Equity-Accounted Investments	888,000	5,296,000
7.06.02	Finance Income	2,853,000	3,211,000
7.06.03	Others	1,947,000	1,769,000
7.06.03.01	Rentals, royalties and others	1,947,000	1,769,000
7.07	Total Added Value to be Distributed	111,525,000	103,412,000
7.08	Distribution of Added Value	111,525,000	103,412,000
7.08.01	Employee Compensation	10,297,000	9,415,000
7.08.01.01	Salaries	6,207,000	5,999,000
7.08.01.02	Fringe Benefits	3,709,000	3,089,000
7.08.01.03	Unemployment Benefits (FGTS)	381,000	327,000
7.08.02	Taxes and Contributions	63,317,000	57,681,000
7.08.02.01	Federal	46,116,000	43,312,000
7.08.02.02	State	17,118,000	14,329,000
7.08.02.03	Municipal	83,000	40,000
7.08.03	Return on Third-Party Capital	5,248,000	1,107,000
7.08.03.01	Interest	3,472,000	(282,000)
7.08.03.02	Rental Expenses	1,776,000	1,389,000
7.08.04	Return on Shareholders' Equity	32,663,000	35,209,000
7.08.04.03	Retained Earnings / (Losses) for the Period	32,663,000	35,209,000

10

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

Account Code	Account Description	03.31.2026	12.31.2025
1	Total Assets	1,246,068,000	1,223,389,000
1.01	Current Assets	140,533,000	140,026,000
1.01.01	Cash and Cash Equivalents	34,294,000	35,608,000
1.01.02	Financial Investments	13,306,000	15,000,000
1.01.03	Trade and Other Receivables	22,240,000	25,461,000
1.01.04	Inventories	48,556,000	45,173,000
1.01.06	Recoverable Taxes	10,766,000	11,147,000
1.01.06.01	Current Recoverable Taxes	10,766,000	11,147,000
1.01.06.01.01	Income Taxes	3,676,000	3,621,000
1.01.06.01.02	Other Recoverable Taxes	7,090,000	7,526,000
1.01.08	Other Current Assets	11,371,000	7,637,000
1.01.08.01	Non-Current Assets Held for Sale	137,000	136,000
1.01.08.03	Others	11,234,000	7,501,000
1.01.08.03.03	Prepayments	3,177,000	2,573,000
1.01.08.03.04	Others	8,057,000	4,928,000
1.02	Non-Current Assets	1,105,535,000	1,083,363,000
1.02.01	Long-Term Receivables	144,577,000	141,830,000
1.02.01.04	Trade and Other Receivables	3,377,000	4,683,000
1.02.01.07	Deferred Taxes	34,186,000	30,576,000
1.02.01.07.01	Income Taxes	1,994,000	2,008,000
1.02.01.07.02	Other taxes recoverable	23,874,000	22,982,000
1.02.01.07.03	Deferred Income Taxes	8,318,000	5,586,000
1.02.01.10	Other Non-Current Assets	107,014,000	106,571,000
1.02.01.10.04	Judicial Deposits	83,336,000	81,510,000
1.02.01.10.05	Prepayments	21,670,000	23,317,000
1.02.01.10.06	Other Assets	2,008,000	1,744,000
1.02.02	Investments	3,091,000	3,024,000
1.02.03	Property, Plant and Equipment	943,869,000	924,624,000
1.02.04	Intangible Assets	13,998,000	13,885,000

11

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

Account Code	Account Description	03.31.2026	12.31.2025
2	Total Liabilities	1,246,068,000	1,223,389,000
2.01	Current Liabilities	189,166,000	198,368,000
2.01.01	Payroll, Profit Sharing and Related Charges	13,824,000	15,236,000
2.01.02	Trade Payables	39,086,000	40,948,000
2.01.03	Taxes Obligations	8,760,000	7,110,000
2.01.03.01	Federal Taxes Obligations	8,760,000	7,110,000
2.01.03.01.01	Income Taxes Payable	8,760,000	7,110,000
2.01.04	Current Debt and Lease Obligations	66,447,000	67,253,000
2.01.04.01	Current Debt	12,970,000	12,027,000
2.01.04.03	Lease Obligations	53,477,000	55,226,000
2.01.05	Other Liabilities	39,247,000	45,321,000
2.01.05.02	Others	39,247,000	45,321,000
2.01.05.02.01	Dividends and Interest on Capital Payable	114,000	11,530,000
2.01.05.02.04	Production taxes and other taxes payable	25,651,000	20,966,000
2.01.05.02.06	Other liabilities	13,482,000	12,825,000
2.01.06	Provisions	21,230,000	21,934,000
2.01.06.02	Other Provisions	21,230,000	21,934,000
2.01.06.02.04	Pension and Medical Benefits	5,773,000	5,701,000
2.01.06.02.05	Provision for Decommissioning Costs	15,457,000	16,233,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	572,000	566,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	572,000	566,000
2.02	Non-Current Liabilities	610,530,000	607,434,000
2.02.01	Non-Current Debt and Finance Lease Obligations	305,244,000	316,772,000
2.02.01.01	Non-Current Debt	130,754,000	133,462,000
2.02.01.03	Lease Obligations	174,490,000	183,310,000
2.02.02	Other Liabilities	3,133,000	3,168,000
2.02.02.02	Others	3,133,000	3,168,000
2.02.02.02.03	Income Taxes	3,133,000	3,168,000
2.02.03	Deferred Taxes	49,494,000	34,965,000
2.02.03.01	Deferred Taxes	49,494,000	34,965,000
2.02.04	Provisions	252,659,000	252,529,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	17,586,000	17,881,000
2.02.04.02	Other Provisions	235,073,000	234,648,000
2.02.04.02.04	Pension and Medical Benefits	85,704,000	84,315,000
2.02.04.02.05	Provision for Decommissioning Costs	139,919,000	140,656,000
2.02.04.02.06	Employee Benefits	239,000	238,000
2.02.04.02.07	Other liabilities	9,211,000	9,439,000
2.03	Shareholders' Equity	446,372,000	417,587,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	3,106,000	3,106,000
2.03.04	Profit Reserves	158,278,000	158,278,000
2.03.05	Retained Earnings/Losses	32,755,000	−
2.03.08	Other Comprehensive Income	45,618,000	48,970,000
2.03.09	Non-controlling interests	1,183,000	1,801,000

12

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Income

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2026 to 03/31/2026	Accumulated of the Previous Period 01/01/2025 to 03/31/2025
3.01	Sales Revenues	123,686,000	123,144,000
3.02	Cost of Sales	(64,084,000)	(62,435,000)
3.03	Gross Profit	59,602,000	60,709,000
3.04	Operating Expenses / Income	(18,332,000)	(17,669,000)
3.04.01	Selling Expenses	(7,969,000)	(6,376,000)
3.04.02	General and Administrative Expenses	(2,517,000)	(2,592,000)
3.04.05	Other Operating Expenses	(7,899,000)	(9,196,000)
3.04.05.01	Other Taxes	(2,483,000)	(722,000)
3.04.05.02	Research and Development Expenses	(1,316,000)	(1,179,000)
3.04.05.03	Exploration Costs	(726,000)	(1,811,000)
3.04.05.05	Other Operating Expenses, Net	(5,554,000)	(5,194,000)
3.04.05.07	Impairment (losses) reversals, net	2,180,000	(290,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	53,000	495,000
3.05	Net Income Before Financial Results and Income Taxes	41,270,000	43,040,000
3.06	Finance Income (Expenses), Net	7,866,000	10,595,000
3.06.01	Finance Income	1,758,000	1,737,000
3.06.01.01	Finance Income	1,758,000	1,737,000
3.06.02	Finance Expenses	6,108,000	8,858,000
3.06.02.01	Finance Expenses	(5,179,000)	(5,744,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	11,287,000	14,602,000
3.07	Net Income Before Income Taxes	49,136,000	53,635,000
3.08	Income Tax and Social Contribution	(16,375,000)	(18,304,000)
3.08.01	Current	(12,587,000)	(11,072,000)
3.08.02	Deferred	(3,788,000)	(7,232,000)
3.09	Net Income from Continuing Operations	32,761,000	35,331,000
3.11	Income / (Loss) for the Period	32,761,000	35,331,000
3.11.01	Attributable to Shareholders of Petrobras	32,663,000	35,209,000
3.11.02	Attributable to Non-Controlling Interests	98,000	122,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	2.53	2.73
3.99.01.02	Preferred Shares	2.53	2.73
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	2.53	2.73
3.99.02.02	Preferred Shares	2.53	2.73

13

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2026 to 03/31/2026	Accumulated of the Previous Period 01/01/2025 to 03/31/2025
4.01	Net Income for the Period	32,761,000	35,331,000
4.02	Other Comprehensive Income	(3,352,000)	(5,377,000)
4.02.01	Actuarial Gains on Post-employment Defined Benefits Plans	−	4,000
4.02.03	Translation Adjustments in investees	(18,142,000)	(27,957,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	19,734,000	28,940,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	2,665,000	4,228,000
4.02.09	Deferred Income Taxes on Cash Flow Hedge	(7,616,000)	(11,277,000)
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	7,000	685,000
4.03	Total Comprehensive Income for the Period	29,409,000	29,954,000
4.03.01	Attributable to Shareholders of Petrobras	29,311,000	29,835,000
4.03.02	Attributable to Non-controlling Interests	98,000	119,000

14

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2026 to 03/31/2026

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	3,322,000	158,062,000	−	48,970,000	415,786,000	1,801,000	417,587,000
5.03	Adjusted Opening Balance	205,432,000	3,322,000	158,062,000	−	48,970,000	415,786,000	1,801,000	417,587,000
5.04	Capital Transactions with Owners	−	−	−	92,000	−	92,000	(716,000)	(624,000)
5.04.06	Dividends	−	−	−	−	−	−	(4,000)	(4,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	(712,000)	(712,000)
5.04.11	Capital Transactions	−	−	−	92,000	−	92,000	−	92,000
5.05	Total of Comprehensive Income	−	−	−	32,663,000	(3,352,000)	29,311,000	98,000	29,409,000
5.05.01	Net Income for the Period	−	−	−	32,663,000	−	32,663,000	98,000	32,761,000
5.05.02	Other Comprehensive Income	−	−	−	−	(3,352,000)	(3,352,000)	−	(3,352,000)
5.07	Balance at the End of the Period	205,432,000	3,322,000	158,062,000	32,755,000	45,618,000	445,189,000	1,183,000	446,372,000

15

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2025 to 03/31/2025

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	(2,241,000)	94,977,000	−	67,838,000	366,006,000	1,508,000	367,514,000
5.03	Adjusted Opening Balance	205,432,000	(2,241,000)	94,977,000	−	67,838,000	366,006,000	1,508,000	367,514,000
5.04	Capital Transactions with Owners	−	5,563,000	(5,563,000)	−	−	−	135,000	135,000
5.04.06	Dividends	−	−	−	−	−	−	(112,000)	(112,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	247,000	247,000
5.04.12	Cancellation of treasury shares	−	5,563,000	(5,563,000)	−	−	−	−	−
5.05	Total of Comprehensive Income	−	−	−	35,209,000	(5,374,000)	29,835,000	119,000	29,954,000
5.05.01	Net Income for the Period	−	−	−	35,209,000	−	35,209,000	122,000	35,331,000
5.05.02	Other Comprehensive Income	−	−	−	−	(5,374,000)	(5,374,000)	(3,000)	(5,377,000)
5.07	Balance at the End of the Period	205,432,000	3,322,000	89,414,000	35,209,000	62,464,000	395,841,000	1,762,000	397,603,000

16

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2026 to 03/31/2026	Accumulated of the Previous Period 01/01/2025 to 03/31/2025
6.01	Net cash provided by operating activities	43,975,000	49,338,000
6.01.01	Cash provided by operating activities	63,286,000	65,583,000
6.01.01.01	Net Income for the period	32,761,000	35,331,000
6.01.01.02	Pension and medical benefits (actuarial expense)	2,837,000	2,436,000
6.01.01.03	Results of equity-accounted investments	(53,000)	(495,000)
6.01.01.04	Depreciation, depletion and amortization	21,614,000	18,976,000
6.01.01.05	Impairment of assets (reversals), net	(2,180,000)	290,000
6.01.01.06	Exploratory expenditures write-offs	85,000	1,202,000
6.01.01.07	Losses on legal, administrative and arbitration proceedings	696,000	1,163,000
6.01.01.08	Foreign exchange, indexation and finance charges	(8,928,000)	(11,810,000)
6.01.01.10	Allowance (reversals) for credit loss on trade and other receivables, net	(43,000)	(112,000)
6.01.01.11	Inventory write-back to net realizable value	1,000	37,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	1,823,000	1,870,000
6.01.01.15	Income Taxes	16,375,000	18,304,000
6.01.01.16	Results from co-participation agreements in bid areas	(616,000)	(403,000)
6.01.01.17	Gain on disposal/write-offs of assets	(392,000)	(324,000)
6.01.01.18	Equalization of expenses - Production Individualization Agreements	36,000	23,000
6.01.01.19	Early termination and cash outflows revision of lease agreements	(730,000)	(905,000)
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(9,826,000)	(6,459,000)
6.01.02.01	Trade and other receivables, net	(1,257,000)	962,000
6.01.02.02	Inventories	(4,098,000)	(2,126,000)
6.01.02.03	Judicial deposits	(123,000)	(1,061,000)
6.01.02.05	Other assets	(3,526,000)	2,249,000
6.01.02.06	Trade payables	(1,503,000)	(3,266,000)
6.01.02.07	Production taxes and other taxes payable	3,672,000	987,000
6.01.02.08	Pension and medical benefits	(1,396,000)	(1,257,000)
6.01.02.09	Provisions for legal proceedings	(839,000)	(2,211,000)
6.01.02.10	Other Employee Benefits	(1,408,000)	636,000
6.01.02.12	Provision for Decommissioning Costs	(1,948,000)	(1,073,000)
6.01.02.14	Other liabilities	2,600,000	(299,000)
6.01.03	Others	(9,485,000)	(9,786,000)
6.01.03.01	Income Taxes Paid	(9,485,000)	(9,786,000)
6.02	Net cash used in investing activities	(18,812,000)	(10,235,000)
6.02.01	Acquisition of PP&E and intangibles assets	(23,734,000)	(23,297,000)
6.02.02	Acquisition of equity interests	(164,000)	(1,000)
6.02.03	Proceeds from disposal of assets - Divestment	1,311,000	2,729,000
6.02.04	Divestment (investment) in financial investments	2,121,000	8,149,000
6.02.05	Dividends received	9,000	45,000
6.02.08	Financial compensation for Co-participation Agreement	1,645,000	2,140,000
6.03	Net cash used in financing activities	(24,953,000)	(31,444,000)
6.03.01	Changes in non-controlling interest	(712,000)	246,000
6.03.02	Proceeds from financing	6,948,000	3,009,000
6.03.03	Repayment of principal - finance debt	(3,613,000)	(2,777,000)
6.03.04	Repayment of interest - finance debt	(3,103,000)	(2,948,000)
6.03.05	Dividends paid to shareholders of Petrobras	(11,639,000)	(16,587,000)
6.03.06	Dividends paid to non-controlling interests	−	(150,000)
6.03.08	Settlement of lease liabilities	(12,834,000)	(12,237,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	(1,524,000)	(953,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(1,314,000)	6,706,000
6.05.01	Cash and cash equivalents at the beginning of the year	35,608,000	20,254,000
6.05.02	Cash and cash equivalents at the end of the period	34,294,000	26,960,000

17

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Period 01/01/2026 to 03/31/2026	Accumulated of the Previous Period 01/01/2025 to 03/31/2025
7.01	Sales Revenues	191,003,000	179,824,000
7.01.01	Sales of Goods and Services	159,497,000	157,259,000
7.01.02	Other Revenues	7,693,000	3,283,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	23,770,000	19,170,000
7.01.04	Allowance for expected credit losses	43,000	112,000
7.02	Inputs Acquired from Third Parties	(66,740,000)	(63,757,000)
7.02.01	Cost of Sales	(20,962,000)	(23,149,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(36,786,000)	(28,883,000)
7.02.03	Impairment Charges / Reversals of Assets	2,180,000	(290,000)
7.02.04	Others	(11,172,000)	(11,435,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(11,172,000)	(11,435,000)
7.03	Gross Added Value	124,263,000	116,067,000
7.04	Retentions	(21,614,000)	(18,976,000)
7.04.01	Depreciation, Amortization and Depletion	(21,614,000)	(18,976,000)
7.05	Net Added Value Produced	102,649,000	97,091,000
7.06	Transferred Added Value	3,094,000	3,350,000
7.06.01	Share of Profit of Equity-Accounted Investments	53,000	495,000
7.06.02	Finance Income	1,758,000	1,737,000
7.06.03	Others	1,283,000	1,118,000
7.06.03.01	Rentals, royalties and others	1,283,000	1,118,000
7.07	Total Added Value to be Distributed	105,743,000	100,441,000
7.08	Distribution of Added Value	105,743,000	100,441,000
7.08.01	Employee Compensation	11,441,000	10,344,000
7.08.01.01	Salaries	7,051,000	6,720,000
7.08.01.02	Fringe Benefits	3,974,000	3,266,000
7.08.01.03	Unemployment Benefits (FGTS)	416,000	358,000
7.08.02	Taxes and Contributions	62,589,000	59,631,000
7.08.02.01	Federal	45,087,000	44,952,000
7.08.02.02	State	17,306,000	14,535,000
7.08.02.03	Municipal	196,000	144,000
7.08.03	Return on Third-Party Capital	(1,048,000)	(4,865,000)
7.08.03.01	Interest	(2,823,000)	(6,234,000)
7.08.03.02	Rental Expenses	1,775,000	1,369,000
7.08.04	Return on Shareholders' Equity	32,761,000	35,331,000
7.08.04.03	Retained Earnings / (Losses) for the Period	32,663,000	35,209,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	98,000	122,000

18

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

1.	Basis of preparation

These interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and present the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2025, which include the full set of notes.

The consolidated and individual interim financial information of the company was prepared and is presented in accordance with the Technical Pronouncement - CPC 21 (R1) - Interim Financial Statement, as issued by the Accounting Pronouncements Committee (CPC) and approved by the Securities and Exchange Commission (CVM), and related to IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). All relevant information pertaining to the financial statements, and only these, are being evidenced, and correspond to those used in the management of the company's Management.

These interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on May 11, 2026.

1.1.	New standards and interpretations

The initial application of the IFRS accounting standards issued by the International Accounting Standards Board (IASB) that became effective on January 1, 2026, as disclosed in note 6.1 to the financial statements of December 31, 2025, had no significant effect on these unaudited condensed consolidated and individual interim financial statements.

2.	Material accounting policies

The accounting policies and methods of computation followed in these consolidated interim financial statements are the same as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2025.

3.	Cash and cash equivalents and financial investments
3.1.	Cash and cash equivalents

They include cash, available bank deposits and financial investments with high liquidity, which meet the definition of cash equivalents.

19

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	03.31.2026	12.31.2025
Cash at bank and in hand	452	1,223
Financial investments classified as cash equivalents
- In Brazil
Brazilian interbank deposit rate investment funds and repurchase agreements	8,350	6,484
Bank Deposit Certificates and other investment funds	1,610	1,159
	9,960	7,643
- Abroad
Time deposits	15,135	18,242
Sweep accounts and interest-bearing accounts	8,510	8,242
Other financial investments	237	258
	23,882	26,742
Total financial investments classified as cash equivalents	33,842	34,385
Total cash and cash equivalents	34,294	35,608

Financial investments classified as cash equivalents have maturities of up to three months from the date of their acquisition. In Brazil, it primarily consists of repurchase agreements and investments in funds holding Brazilian Federal Government Bonds, as well as floating rate Bank Deposit Certificates with daily liquidity. Short-term financial investments abroad mainly comprise time deposits, as well as investments with daily liquidity.

3.2.	Financial investments
		Consolidated
	03.31.2026	12.31.2025
Fair value through profit or loss	959	1,125
Amortized cost	12,360	13,889
Total	13,319	15,014
Current	13,306	15,000
Non-current (1)	13	14
(1) Non-current financial investments are classified in "Other Assets".

Financial investments (not classified as cash equivalents) have maturities of more than three months. Financial investments classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (level 1 of the fair value hierarchy). Financial investments classified as amortized cost mainly refer to investments in Brazil in floating rate Bank Deposit Certificates with daily liquidity, with initial maturities between one and two years, and to investments abroad in time deposits and government bonds.

20

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

4.	Sales revenues
	Consolidated
	2026 Jan-Mar	2025 Jan-Mar
Gross sales	159,497	157,259
Sales taxes (1)	(35,811)	(34,115)
Sales revenues	123,686	123,144
Diesel	35,433	38,360
Road-use diesel subsidy program	672	−
Gasoline	15,373	17,340
Liquefied petroleum gas	4,370	4,282
Jet fuel	6,198	6,566
Naphtha	2,483	2,396
Fuel oil (including bunker fuel)	858	967
Other oil products	4,462	5,440
Subtotal oil products	69,849	75,351
Natural gas	4,092	5,162
Crude oil	4,883	8,208
Renewables and nitrogen products	590	310
Breakage	186	284
Electricity	1,718	810
Services, agency and others	1,234	968
Domestic market	82,552	91,093
Exports	39,957	31,405
Crude oil	30,057	22,303
Fuel oil (including bunker fuel)	8,087	6,914
Other oil products and other products	1,813	2,188
Sales abroad (2)	1,177	646
Foreign Market	41,134	32,051
Sales revenues	123,686	123,144
(1) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(2) Sales revenues from operations outside of Brazil, including trading and excluding exports.

As described in note 28.5.1, revenue recognition related to the economic subsidy program for diesel trading for road use in Brazil occurs as the oil product is sold and delivered to distributors. In the three-month period ended March 31, 2026, the Company recognized R$ 741 as gross sales revenues arising from the program (R$672 net of sales taxes).

The composition of sales revenues by shipping destination is presented as follows:

	Consolidated

	2026 Jan-Mar	2025 Jan-Mar
Brazil	82,552	91,093
Domestic market	82,552	91,093
China	17,064	6,276
Americas (except United States)	4,868	3,922
Europe	3,472	6,133
Asia (except China and Singapore)	7,778	6,983
United States	2,166	3,985
Singapore	5,178	3,910
Others	608	842
Foreign market	41,134	32,051
Sales revenues	123,686	123,144

In the three-month period ended March 31, 2026, sales to two clients of the refining, transportation and marketing (RT&M) segment represented individually 13% and 10% of the Company’s sales revenues. In the three-month period ending March 31, 2025, sales to two clients of the RT&M segment represented individually 15% and 10% of the Company’s sales revenues.

21

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)
5.	Costs and expenses by nature
5.1.	Cost of sales
	Consolidated

	2026 Jan-Mar	2025 Jan-Mar
Raw material, products for resale, materials and third-party services (1)	(27,640)	(29,777)
Acquisitions (including imports)	(18,017)	(20,899)
Crude oil	(11,367)	(12,354)
Oil products	(5,813)	(6,942)
Natural gas	(837)	(1,603)
Third-party services and others	(9,623)	(8,878)
Depreciation, depletion and amortization	(17,647)	(14,692)
Production taxes	(18,152)	(16,409)
Employee compensation	(2,739)	(2,337)
Inventory turnover	2,094	780
Total	(64,084)	(62,435)
(1) It Includes short-term leases.

5.2.	Selling expenses
	Consolidated
	2026 2025
	Jan-Mar	Jan-Mar
Materials, third-party services, freight, rent and other related costs	(6,666)	(5,240)
Depreciation, depletion and amortization	(1,067)	(984)
Reversal (allowance) for expected credit losses	(39)	24
Employee compensation	(197)	(176)
Total	(7,969)	(6,376)

5.3.	General and administrative expenses
	Consolidated

	2026 Jan-Mar	2025 Jan-Mar
Employee compensation	(1,589)	(1,548)
Materials, third-party services, rent and other related costs	(620)	(815)
Depreciation, depletion and amortization	(308)	(229)
Total	(2,517)	(2,592)

6.	Other income and expenses, net

	Consolidated
	2026	2025
	Jan-Mar	Jan-Mar
Stoppages for asset maintenance and pre-operating expenses	(3,386)	(3,707)
Pension and medical benefits - retirees (1)	(2,026)	(1,841)
Variable compensation programs (2)	(1,818)	(1,684)
Losses with legal, administrative and arbitration proceedings	(696)	(1,163)
Gains (losses) with commodity derivatives	(677)	10
Operating expenses with thermoelectric power plants	(241)	(321)
Results on disposal/write-offs of assets	392	324
Results from co-participation agreements in bid areas	616	403
Results of non-core activities	673	572
Reimbursements from E&P partnership operations	695	872
Early termination and changes to cash flow estimates of leases	730	905
Others	184	436
Total	(5,554)	(5,194)
(1) For more information, see note 14.2 - Employee benefits (post-employment).
(2) Comprises Profit Sharing (PLR) and Performance award program (PRD), as described in note 14.1.

22

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

7.	Net finance income (expense)

	Consolidated
	2026	2025
	Jan-Mar	Jan-Mar
Finance income	1,758	1,737
Income from financial investments and Government Bonds	1,149	1,305
Other finance income	609	432
Finance expenses	(5,179)	(5,744)
Interest in finance debt	(2,907)	(2,722)
Unwinding of discount on lease liability	(3,562)	(3,633)
Capitalized borrowing costs	3,286	2,624
Unwinding of discount on the provision for decommissioning costs	(1,788)	(1,861)
Other finance expenses	(208)	(152)
Foreign exchange gains (losses) and inflation indexation charges	11,287	14,602
Foreign exchange gains (losses) (1)	12,514	18,131
Real x U.S. dollar	12,313	18,361
Other currencies	201	(230)
Reclassification of hedge accounting to the Statement of Income (1)	(2,665)	(4,228)
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(302)	(376)
Recoverable taxes inflation indexation income	132	336
Other foreign exchange gains and indexation charges, net	1,608	739
Total	7,866	10,595
(1) For more information, see notes 27.3.1.a and 27.3.1. c.

8.	Information by operating segments
8.1.	Net income by operating segment

Consolidated Statement of Income by operating segment – Jan-Mar/2026
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	84,047	117,178	11,590	460	(89,589)	123,686
Intersegments	83,734	1,615	4,231	9	(89,589)	−
Third parties	313	115,563	7,359	451	−	123,686
Cost of sales	(42,781)	(93,428)	(6,386)	(428)	78,939	(64,084)
Gross profit	41,266	23,750	5,204	32	(10,650)	59,602
Expenses	(2,834)	(5,306)	(4,327)	(5,918)	−	(18,385)
Selling	(2)	(4,173)	(3,739)	(55)	−	(7,969)
General and administrative	(73)	(537)	(186)	(1,721)	−	(2,517)
Exploration costs	(726)	−	−	−	−	(726)
Research and development	(1,039)	(7)	(17)	(253)	−	(1,316)
Other taxes	(885)	(714)	(14)	(870)	−	(2,483)
Impairment reversals, net	15	2,164	−	1	−	2,180
Other income and expenses, net	(124)	(2,039)	(371)	(3,020)	−	(5,554)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	38,432	18,444	877	(5,886)	(10,650)	41,217
Net finance income	−	−	−	7,866	−	7,866
Results in equity-accounted investments	79	(114)	93	(5)	−	53
Net Income (loss) before income taxes	38,511	18,330	970	1,975	(10,650)	49,136
Income taxes	(13,067)	(6,271)	(298)	(360)	3,621	(16,375)
Net income for the period	25,444	12,059	672	1,615	(7,029)	32,761
Attributable to:
Shareholders of Petrobras	25,447	12,059	630	1,556	(7,029)	32,663
Non-controlling interests	(3)	−	42	59	−	98
	25,444	12,059	672	1,615	(7,029)	32,761

23

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Jan-Mar/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	88,169	116,819	10,867	451	(93,162)	123,144
Intersegments	87,849	1,696	3,610	7	(93,162)	−
Third parties	320	115,123	7,257	444	−	123,144
Cost of sales	(39,715)	(109,766)	(6,560)	(401)	94,007	(62,435)
Gross profit	48,454	7,053	4,307	50	845	60,709
Expenses	(4,286)	(4,296)	(4,551)	(5,031)	−	(18,164)
Selling	(2)	(2,552)	(3,831)	9	−	(6,376)
General and administrative	(27)	(509)	(155)	(1,901)	−	(2,592)
Exploration costs	(1,811)	−	−	−	−	(1,811)
Research and development	(945)	(8)	(9)	(217)	−	(1,179)
Other taxes	(24)	(73)	(10)	(615)	−	(722)
Impairment (losses) reversals, net	(313)	23	−	−	−	(290)
Other income and expenses, net	(1,164)	(1,177)	(546)	(2,307)	−	(5,194)
Income (loss) before net finance income (expense), results of equity-accounted investments and income taxes	44,168	2,757	(244)	(4,981)	845	42,545
Net finance income	−	−	−	10,595	−	10,595
Results in equity-accounted investments	77	335	84	(1)	−	495
Net Income (loss) before income taxes	44,245	3,092	(160)	5,613	845	53,635
Income taxes	(15,017)	(937)	83	(2,146)	(287)	(18,304)
Net income (loss) for the period	29,228	2,155	(77)	3,467	558	35,331
Attributable to:
Shareholders of Petrobras	29,232	2,155	(130)	3,394	558	35,209
Non-controlling interests	(4)	−	53	73	−	122
	29,228	2,155	(77)	3,467	558	35,331

Other income and expenses, net by segment – Jan-Mar/2026

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(2,995)	(311)	(57)	(23)	(3,386)
Pension and medical benefits - retirees	−	−	−	(2,026)	(2,026)
Variable compensation programs	(833)	(425)	(92)	(468)	(1,818)
Gains (losses) with legal, administrative and arbitration proceedings	807	(485)	(13)	(1,005)	(696)
Losses with commodity derivatives	−	(676)	(1)	−	(677)
Results on disposal/write-offs of assets	220	(40)	11	201	392
Results from co-participation agreements in bid areas	616	−	−	−	616
Results of non-core activities	647	(3)	1	28	673
Reimbursements from E&P partnership operations	695	−	−	−	695
Early termination and changes to cash flow estimates of leases	676	55	−	(1)	730
Others	43	(154)	(220)	274	(57)
Total	(124)	(2,039)	(371)	(3,020)	(5,554)

24

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Other income and expenses, net by segment – Jan-Mar/2025

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(2,990)	(573)	(119)	(25)	(3,707)
Pension and medical benefits - retirees	−	−	−	(1,841)	(1,841)
Variable compensation programs	(776)	(375)	(85)	(448)	(1,684)
Losses with legal, administrative and arbitration proceedings	(647)	(166)	(9)	(341)	(1,163)
Gains with commodity derivatives	−	4	6	−	10
Results on disposal/write-offs of assets	185	(7)	14	132	324
Results from co-participation agreements in bid areas	403	−	−	−	403
Results of non-core activities	598	(47)	2	19	572
Reimbursements from E&P partnership operations	872	−	−	−	872
Early termination and changes to cash flow estimates of leases	872	(7)	3	37	905
Others	319	(6)	(358)	160	115
Total	(1,164)	(1,177)	(546)	(2,307)	(5,194)

The amount of depreciation, depletion and amortization by business segment is set forth as follows:

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Jan-Mar/2026	16,584	3,872	885	273	21,614
Jan-Mar/2025	14,496	3,493	782	205	18,976

8.2.	Assets by operating segment
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 03.31.2026

Current assets	16,148	66,919	2,015	84,986	(29,535)	140,533
Non-current assets	860,219	125,187	29,052	91,077	−	1,105,535
Long-term receivables	50,279	17,762	808	75,728	−	144,577
Investments	1,602	169	994	326	−	3,091
Property, plant and equipment	798,034	106,469	26,771	12,595	−	943,869
Operating assets	598,108	88,043	23,687	8,491	−	718,329
Under construction	199,926	18,426	3,084	4,104	−	225,540
Intangible assets	10,304	787	479	2,428	−	13,998
Total Assets	876,367	192,106	31,067	176,063	(29,535)	1,246,068

25

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 12.31.2025

Current assets	13,340	52,714	1,960	91,448	(19,436)	140,026
Non-current assets	843,470	122,760	29,247	87,886	−	1,083,363
Long-term receivables	51,274	17,007	802	72,747	−	141,830
Investments	1,605	149	942	328	−	3,024
Property, plant and equipment	780,341	104,836	27,057	12,390	−	924,624
Operating assets	596,594	90,973	24,179	8,626	−	720,372
Under construction	183,747	13,863	2,878	3,764	−	204,252
Intangible assets	10,250	768	446	2,421	−	13,885
Total Assets	856,810	175,474	31,207	179,334	(19,436)	1,223,389

9.	Trade and other receivables
9.1.	Trade and other receivables
	Consolidated		Parent Company
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Third parties
Receivables from contracts with customers	25,023	25,534	15,409	15,722
Other trade receivables
Receivables from divestments and Transfer of Rights Agreement	4,081	6,231	4,081	6,231
Lease receivables	1,110	1,242	−	−
Other receivables	3,983	6,565	3,419	5,969
Subtotal - Third parties	34,197	39,572	22,909	27,922
Related parties
Receivables from contracts with customers - Investees	312	422	24,449	16,516
Road-use diesel subsidy program	741	−	741	−
Applications in credit rights - FIDC-NP	−	−	56,276	54,686
Subtotal - Related parties (note 28)	1,053	422	81,466	71,202
Total trade and other receivables, before ECL	35,250	39,994	104,375	99,124
Expected credit losses (ECL) - Third parties	(9,592)	(9,796)	(6,066)	(6,100)
Expected credit losses (ECL) - Related parties	(41)	(54)	(41)	(54)
Total trade and other receivables	25,617	30,144	98,268	92,970
Current	22,240	25,461	95,121	88,627
Non-current	3,377	4,683	3,147	4,343

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final price linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to R$ 4,746 as of March 31, 2026 (R$ 2,213 as of December 31, 2025).

The balance of receivables from divestment and Transfer of Rights Agreement is mainly related to the earnout of the Atapu and Sépia fields, totaling R$ 1,104 (R$ 2,191 as of December 31, 2025), from the sale of the Roncador field for R$ 1,133 (R$ 1,464 as of December 31, 2025) and the Potiguar cluster for R$ 416 (R$ 862 as of December 31, 2025).

The reduction in the "Other receivables" balance is mainly related to receipts concerning the Tupi shared reservoir, according to note18.4.

26

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

9.2.	Aging of trade and other receivables – third parties
				Consolidated	Parent Company
	03.31.2026		12.31.2025		03.31.2026		12.31.2025
	Trade and other receivables	Expected credit losses (ECL)	Trade and other receivables	Expected credit losses (ECL)	Trade and other receivables	Expected credit losses (ECL)	Trade and other receivables	Expected credit losses (ECL)
Current	23,267	(195)	28,970	(483)	15,961	(189)	21,510	(479)
Overdue:
Until 3 months	703	(360)	362	(175)	671	(357)	329	(174)
3 – 6 months	351	(163)	255	(135)	334	(158)	241	(134)
6 – 12 months	284	(210)	708	(587)	257	(209)	667	(569)
More than 12 months	9,592	(8,664)	9,277	(8,416)	5,686	(5,153)	5,175	(4,744)
Total	34,197	(9,592)	39,572	(9,796)	22,909	(6,066)	27,922	(6,100)

9.3.	Provision for expected credit losses - third parties and related parties
	Consolidated		Parent Company
	2026	2025	2026	2025
Changes	Jan-Mar	Jan-Mar	Jan-Mar	Jan-Mar
Opening balance	9,850	10,162	6,154	6,074
Additions	184	164	182	151
Reversals	(227)	(273)	(227)	(273)
Write-offs	(2)	(5)	(2)	(4)
Cumulative translation adjustment	(189)	(277)	−	−
Others	17	−	−	−
Closing balance	9,633	9,771	6,107	5,948
Current	2,254	1,952	1,984	1,692
Non-current	7,379	7,819	4,123	4,256
10.	Inventories
	Consolidated
	03.31.2026	12.31.2025
Crude oil	19,689	17,339
Oil products	12,514	12,667
Intermediate products	3,138	3,173
Natural gas and Liquefied Natural Gas (LNG)	570	619
Biofuels	153	161
Fertilizers	89	57
Total products	36,153	34,016
Materials, suppliers and others	12,403	11,157
Total	48,556	45,173

Inventories are presented net of losses to adjust to their net realizable value, which are primarily due to fluctuations in international oil and oil product prices. When incurred, they are recognized in the statement of income as cost of sales and services incurred. In the three-month period ended March 31, 2026, the Company recognized a R$1 loss within cost of sales, adjusting inventories to net realizable value (a R$ 37 loss within cost of sales in the three-month period ended March 31, 2025).

At March 31, 2026, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to Pension Plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros Foundation in 2008, in the estimated amount of R$ 4,639 (R$ 4,326 at December 31, 2025).

27

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

11.	Prepayments
	Consolidated		Parent Company
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Advances for property, plant and equipment (1)	21,169	22,795	20,874	22,498
Prepaid expenses	2,893	2,407	1,727	1,619
Other advances	785	688	699	634
Related parties (note 28.1)	−	−	1,619	1,463
Total	24,847	25,890	24,919	26,214
Current	3,177	2,573	2,200	1,848
Non-current	21,670	23,317	22,719	24,366

(1) The agreements for the acquisition of the Federal Government’s interests in the Mero (3.5%) and Atapu (0.95%) fields were signed in March 2026. The transfer of rights and obligations will occur in March 2027.

12.	Trade payables
	Consolidated		Parent Company
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Third parties in Brazil	26,546	28,048	24,093	26,845
Third parties abroad	12,398	12,599	6,672	5,929
Related parties (note 28.1)	142	301	8,905	9,297
Total	39,086	40,948	39,670	42,071

Forfaiting

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

As of March 31, 2026, the balance advanced by suppliers, within the scope of the program, is R$ 905 (R$ 733 as of December 31, 2025) and has a payment term from 6 to 92 days and a weighted average term of 43 days (payment term from 7 to 93 days and a weighted average term of 55 days in 2025), after the contracted commercial conditions have been met.

13. Taxes 13.1. Income taxes Statement of Financial Position
	Consolidated				Parent Company
	03.31.2026		12.31.2025		03.31.2026		12.31.2025
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Income Taxes	5,670	11,893	5,629	10,278	5,397	9,549	5,339	7,436
Deferred income taxes	8,318	49,494	5,586	34,965	−	54,176	−	39,684
Total	13,988	61,387	11,215	45,243	5,397	63,725	5,339	47,120

28

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Statement of Income

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	Jan-Mar/2026	Jan-Mar/2025
Net income before income taxes	49,136	53,635
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(16,706)	(18,236)
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	1,812	1,376
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(911)	(413)
Tax incentives	264	173
Effects of the global minimum tax – Pillar II	(172)	(302)
Internal transfer prices adjustments for operations between related parties abroad	−	(453)
Tax loss carryforwards (unrecognized tax losses)	(67)	2
Post-employment benefits (2)	(837)	(656)
Results of equity-accounted investments	32	168
Non-incidence of income taxes on indexation (Selic interest rate) of undue paid taxes	119	75
Others	91	(38)
Income taxes	(16,375)	(18,304)
Current income taxes	(12,587)	(11,072)
Deferred income taxes	(3,788)	(7,232)
Effective tax rate of income taxes	33.3%	34.1%
(1) Relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(2) Includes Uncertain tax treatments (see note 13.1.3).

13.1.1. Current income taxes

Income taxes recoverable

	Current assets		Non-current assets		Total
	03.31.2026	12.31.2025	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Taxes in Brazil	3,638	3,591	1,994	2,008	5,632	5,599
Taxes abroad	38	30	−	−	38	30
Total	3,676	3,621	1,994	2,008	5,670	5,629

Income taxes payable

	Current liabilities		Non-current liabilities		Total
	03.31.2026	12.31.2025	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Taxes in Brazil
Income taxes (1)	6,221	4,318	2,183	2,155	8,404	6,473
Income taxes - Tax settlement programs	335	329	950	1,013	1,285	1,342
	6,556	4,647	3,133	3,168	9,689	7,815
Taxes abroad (1)	2,204	2,463	−	−	2,204	2,463
Total	8,760	7,110	3,133	3,168	11,893	10,278
(1) Includes uncertain tax treatments (see note 13.1.3).

29

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

13.1.2. Deferred income taxes

	Consolidated
Changes	2026	2025
	Jan-Mar	Jan-Mar
Opening balance	(29,379)	(3,390)
Recognized in the statement of income for the period	(3,788)	(7,232)
Recognized in shareholders’ equity	(7,616)	(11,277)
Translation adjustment	(92)	(136)
Use of tax loss carryforwards	(311)	−
Others	10	116
Closing balance	(41,176)	(21,919)
Deferred tax on profit - Assets	8,318	5,646
Deferred tax on profit - Liabilities	(49,494)	(27,565)

The composition of deferred tax assets and liabilities is set out in the following table:

Nature	Realization basis	03.31.2026	12.31.2025
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(33,027)	(35,607)
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	23,508	24,505
PP&E - Right-of-use assets	Depreciation, amortization and write-offs of assets	(68,663)	(69,310)
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(106,303)	(104,908)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	(10,937)	(3,657)
Leasing	Appropriation of the considerations	74,784	78,808
Provision for decommissioning costs	Payments and use of provisions	53,073	54,785
Provision for legal proceedings	Payments and use of provisions	5,694	5,793
Tax loss carryforwards	Taxable income compensation	3,551	3,964
Inventories	Sales, write-downs and losses	5,377	2,492
Employee Benefits	Payments and use of provisions	8,321	8,727
Others		3,446	5,029
Total		(41,176)	(29,379)

13.1.3. Uncertain tax treatments on income taxes

As of March 31, 2026, the Company has R$ 3,294 (R$ 3,379 as of December 31, 2025) of uncertain tax treatments, provisioned in the statement of financial position, mainly related to the deduction of amounts paid in the basis of calculation of income taxes in Brazil, as well as to the incidence of Corporate Income Tax (CIT) on transactions abroad, related to judicial and administrative proceedings.

In addition, the Company has R$ 28,597 of uncertain tax treatments (R$ 25,151 as of December 31, 2025), not provisioned, in Brazil and abroad, related to judicial and administrative proceedings, mainly relating to income of subsidiaries abroad.

As of March 31, 2026, the Company has other positions that can be considered as uncertain tax treatments on income taxes amounting to R$ 27,813 (R$ 27,026 as of December 31, 2025), given the possibility of different interpretation by the tax authority. These uncertain tax treatments are supported by technical assessments and tax risk assessment methodology. Therefore, Petrobras believes that such positions are likely to be accepted by the tax authorities (including judicial courts).

Thus, as of March 31, 2026, the total amount of uncertain tax treatments, in Brazil and abroad, amounts to R$ 59,704 (R$ 55,556 as of December 31, 2025), for which Petrobras will continue to defend its position.

30

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

13.2.    Other taxes and production taxes

13.2.1. Taxes recoverable

	Current assets		Non-current assets
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Taxes in Brazil
Current PIS and COFINS	1,434	1,405	7,262	7,104
Non-Current PIS and COFINS	1,998	1,947	8,730	8,041
PIS and COFINS - unconstitutionality of the extended calculation basis	-	-	3,671	3,638
ICMS (VAT)	1,029	1,762	2,980	2,833
Deferred ICMS (VAT)	2,261	2,028	1,122	1,258
Others	110	152	108	107
	6,832	7,294	23,873	22,981
Taxes abroad	258	232	1	1
Total	7,090	7,526	23,874	22,982

13.2.2. Production taxes and other taxes payable

	Current liabilities		Non-current liabilities (1)
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Taxes in Brazil
Production taxes	11,806	7,701	238	306
ICMS (VAT)	8,371	7,101	−	−
PIS and COFINS	2,117	2,450	1,076	979
Withholding income taxes	1,099	1,808	−	−
Other taxes (2)	2,149	1,833	544	496
	25,542	20,893	1,858	1,781
Taxes abroad	109	73	−	−
Total	25,651	20,966	1,858	1,781
(1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.
(2) As of March 31, 2026, includes R$ 639 of export tax.

13.3.    Tax recovery program

In March and April 2026, Petrobras adhered to the Special Program for Installment Payment of Tax Credits (REFIS), instituted by the state of Rio de Janeiro through Complementary Law No. 225/2025, with the objective of settling tax contingencies related to ICMS. Following this adhesion, the Company recognized R$ 618 expenses in the statement of income, within other taxes, in the three-month period ended March 31, 2026.

13.4.    Export tax on crude oil and diesel

On March 12, 2026, Provisional Measure No. 1,340 was published, establishing the levy of Export Tax (IE) over crude oil, bituminous minerals and road-use diesel.

The tax is non-recoverable but deductible on the tax base of Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL). The tax is levied on crude oil exports at a 12% rate and on diesel oil exports at a 50% rate.

The Ministry of Finance Ordinance No. 674/1994, which provides for the payment of Export Tax, establishes that the deadline for payment of the tax will be up to 15 (fifteen) days for diesel and 60 (sixty) days for crude oil, counted from the date of registration of the declaration for customs clearance.

On March 31, 2026, a R$ 639 expense was recognized within other taxes relating to this tax.

31

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

13.5.    Tax reform

On April 30, 2026, initial regulations related to the implementation of the Tax Reform were published. The Company is evaluating these regulations and their implications, aiming at identifying any potential effects on its operations, systems and financial statements.

For further information, see note 18.5 to the financial statements for the year ending December 31, 2025.

14.	Employee benefits

Employee benefits are all forms of consideration given by the Company in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	Consolidated
	03.31.2026	12.31.2025
Liabilities
Short-term employee benefits	13,564	14,977
Termination benefits	499	497
Post-retirement benefits	91,477	90,016
Total	105,540	105,490
Current	19,597	20,937
Non-current	85,943	84,553
Total	105,540	105,490

14.1.      Short-term employee benefits

	Consolidated
	03.31.2026	12.31.2025
Accrued vacation and 13th salary	3,939	3,355
Profit sharing - PLR	3,558	3,727
Performance award program - PRD	3,876	3,944
Salaries and related charges and other provisions	2,191	3,951
Total	13,564	14,977
Current	13,468	14,888
Non-current (1)	96	89
Total	13,564	14,977
(1) Remaining balance relating to the four-year deferral of the variable compensation program of executive officers and the upper management.

The company recognized the following amounts in the income statement:

	2026 Jan-Mar	2025 Jan-Mar
Costs/Expenses in the statement of income
Salaries, vacation, 13th salary, charges over provisions and others	(5,257)	(5,019)
Management fees and charges	(18)	(17)
Variable compensation programs (1)	(1,818)	(1,684)
Performance award program - PRD (2)	(846)	(776)
Profit sharing - PLR (2)	(972)	(908)
Total	(7,093)	(6,720)
(1) Includes complement/reversion of previous programs.
(2) Amount recognized as Other Income and Expenses - note 6.

14.1.1 Variable compensation programs

The Company recognizes the contribution of employees to the results achieved through two programs: a) Profit sharing or results sharing; and b) Performance award program.

Profit Sharing (Participações nos lucros ou resultados - PLR)

In the three-month period ended March 31, 2026, the Company:

32

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)
•	advanced the amount of R$ 1,141 (R$ 1,131 in the Parent Company) relating to the profit sharing (PLR) for 2025, considering the regulation and individual limits according to the remuneration of each employee; and
•	provisioned the amount of R$ 968 (R$ 905 in the period from January to March 2025) relating to the 2026 fiscal year, recorded in other operating expenses. In the parent company, the provision was R$ 950 (R$ 895 in the period from January to March 2025).

Performance award program (Programa de prêmio por desempenho - PRD)

In the three-month period ended March 31, 2026, the Company:

•	advanced the amount of R$ 914 (R$ 710 in the Parent Company) relating to the performance award program (PRD) for 2025, since the Company’s and individual performance metrics were achieved in that year.
•	provisioned the amount of R$ 845 (R$ 776 in the period from January to March 2025), relating to the 2026 fiscal year, recorded in other operating expenses, including other programs of the consolidated companies. In the Parent Company, the provision was R$ 683 (R$ 633 for the period January to March 2025).

14.2.      Employee benefits (post-employment)

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents, and five major post-employment pension plans (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	Consolidated
	03.31.2026	12.31.2025
Liabilities
Health Care Plan: AMS Saúde Petrobras	65,528	64,166
Health Care Plan	65,528	64,166
Petros Pension Plan - Renegotiated (PPSP-R)	15,003	15,041
Petros Pension Plan - Non-renegotiated (PPSP-NR)	5,207	5,208
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	2,894	2,823
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	2,827	2,758
Petros 2 Pension Plan (PP-2)	18	20
Pension Plan	25,949	25,850
Total	91,477	90,016
Current	5,773	5,701
Non-current	85,704	84,315

Health Care Plan

The health care plan Saúde Petrobras – AMS is managed and run by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan offers assistance to all employees, retirees, pensioners and eligible family members, according to the rules of the plan, and is open to new employees.

Benefits are paid by the Company based on the costs incurred by the beneficiaries. The financial participation of the Company and the beneficiaries on the expenses are provided for in the plan rules and in the ACT, currently at 70% by the Company and 30% by the participants.

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation, a nonprofit legal entity governed by private law with administrative and financial autonomy.

33

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Pension plans in Brazil are regulated by the National Council for Supplementary Pension (Conselho Nacional de Previdência Complementar – CNPC), which establishes all guidelines and procedures to be adopted by the plans for their management and relationship with stakeholders.

Petros Foundation periodically carries out revisions of the plans and, when applicable, establishes measures aimed at maintaining the financial sustainability of the plans.

On March 24, 2026, the Deliberative Council of Petros Foundation approved the financial statements of the pension plans sponsored by the Company for the year ended December 31, 2025.

The net obligation with pension plans recorded by the Company is measured in accordance with the IFRS Accounting Standards requirements, which has a different measurement methodology to that applicable to pension funds in Brazil, which are regulated by the CNPC.

The following table presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2025, with the net actuarial liability registered by the Company on the same date:

	PPSP-R (1)	PPSP-NR (1)
Accumulated deficit according to CNPC – Petros Foundation	1,299	649
Ordinary and extraordinary future contributions - sponsor	23,514	6,926
Contributions related to the TFC - sponsor	4,323	3,121
Financial assumptions (interest rate and inflation), changes in fair value of plan assets and actuarial valuation method	(11,272)	(2,730)
Net actuarial liability according to CVM – Sponsor Company	17,864	7,966
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

The main difference between these methodologies is that, in the CNPC criterion, Petros Foundation considers the future cash flows of normal and extraordinary sponsor’s contributions, discounted to present value, while the Company considers these cash flows as they are realized. In addition, Petros Foundation sets the real interest rate based on profitability expectations and on parameters set by the Superintendência Nacional de Previdência Complementar - PREVIC (National Supplementary Pension Authority), while the Company uses a rate that combines the maturity profile of the obligations with the yield curve of government bonds. Regarding the plan assets, Petros Foundation marks government bonds at market value or on the curve, while the Company marks all of them at market value.

14.2.1 Amounts in the financial statements related to defined benefit plans

Net actuarial liabilities represent the obligations of the Company, net of the fair value of plan assets (when applicable), at present value.

Changes in the actuarial liabilities related to pension and health care plans with defined benefit characteristics are presented as follows:

	Consolidated
			Pension Plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	Petros 2	AMS - Saúde Petrobras	Total

Balance on December 31, 2025	17,864	7,966	20	64,166	90,016
Recognized in the Statement of Income	486	221	−	2,130	2,837
Current service cost	−	−	−	339	339
Net interest	486	221	−	1,791	2,498
Cash effect	(453)	(153)	(26)	(764)	(1,396)
Contributions paid	(453)	(153)	(26)	(764)	(1,396)
Other changes	−	−	24	(4)	20
Balance on March 31, 2026	17,897	8,034	18	65,528	91,477
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

34

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
			Pension Plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	Petros 2	AMS - Saúde Petrobras	Total

Balance on December 31, 2024	16,619	7,169	356	46,433	70,577
Recognized in the Statement of Income	511	223	9	1,693	2,436
Current service cost	4	1	−	230	235
Net interest	507	222	9	1,463	2,201
Recognized in Equity - other comprehensive income	−	−	(1)	(3)	(4)
(Gains)/losses arising from the remeasurement	−	−	(1)	(3)	(4)
Cash effect	(435)	(131)	(20)	(671)	(1,257)
Contributions paid	(435)	(131)	(20)	(671)	(1,257)
Balance on March 31, 2025	16,695	7,261	344	47,452	71,752
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

The net expense with pension and health care plans is presented below:

	Consolidated
			Pension plans	Health care plan
	PPSP-R (1)	PPSP-NR (1)	Petros 2	AMS - Saúde Petrobras	Total
Related to active employees (cost of sales and expenses)	(24)	(6)	−	(781)	(811)
Related to retirees (other income and expenses)	(462)	(215)	−	(1,349)	(2,026)
Net costs for Jan-Mar/2026	(486)	(221)	−	(2,130)	(2,837)
Related to active employees (cost of sales and expenses)	(32)	(8)	(1)	(554)	(595)
Related to retirees (other income and expenses)	(479)	(215)	(8)	(1,139)	(1,841)
Net costs for Jan-Mar/2025	(511)	(223)	(9)	(1,693)	(2,436)
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

14.2.2 Contributions

In the three-month period ended March 31, 2026, the company contributed a total of R$ 1,396 (R$ 1,257 in the same period of 2025) to the defined benefit plans, reducing the balance of obligations, as shown in the table in note 14.2.1. Additionally, it contributed R$ 396 (R$ 336 for the period from January to March 2025) to the defined contribution portion of plan PP2 and R$ 3 to plan PP3 (R$ 3 for the period from January to March 2025), which were recognized as operating expenses for the period.

15.	Provisions for legal proceedings, judicial deposits and contingent liabilities

15.1 Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings, based on the best estimate of the costs, for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Tax claims including: (i) VAT tax collection - bunker oil involving several states; (ii) social security contributions - claims for alleged non-payment on allowances and bonuses; and (iii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable, including disallowance of PIS and COFINS tax credits.
•	Labor claims, in particular: (i) several individual and collective labor claims; and (ii) legal actions from outsourced employees.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems, as well as administrative and judicial proceedings that discuss the difference between special participation and royalties in several oil fields; (iii) lawsuits that discuss matters related to pension plans managed by Petros; (iv) civil claims involving disposal of assets; and (v) lawsuits that discuss compensation related to expropriation and right-of-way easements.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar State Park.

Provisions for legal proceedings are set out as follows:

35

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Non-current liabilities	03.31.2026	12.31.2025
Labor claims	4,387	3,803
Tax claims	3,173	4,057
Civil claims	8,835	8,808
Environmental claims	1,191	1,213
Total	17,586	17,881
	Consolidated
	2026 Jan-Mar	2025 Jan-Mar
Opening Balance	17,881	17,543
Additions, net of reversals	(50)	494
Use of provision	(995)	(2,409)
Accruals and charges	754	672
Others	(4)	(30)
Closing balance	17,586	16,270

In preparing its unaudited condensed consolidated interim financial statements for the three-month period ended March 31, 2026, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

In the period from January to March 2026, the decrease of R$ 295 in the provisioned liability is mainly due to reductions related to the incidence of ICMS (Value Added Tax) on the tax amnesty program, according to note 13.3, mainly offset by provisions related to labor claims.

15.2 Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	03.31.2026	12.31.2025
Tax	57,368	55,972
Labor	4,583	4,617
Civil	20,840	20,370
Environmental and others	545	551
Total	83,336	81,510

	Consolidated
	2026 Jan-Mar	2025 Jan-Mar
Opening Balance	81,510	72,745
Additions	123	1,061
Use	(153)	(194)
Accruals and charges	1,857	1,467
Others	(1)	(1)
Closing balance	83,336	75,078

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding R$ 200, which allows judicial discussion without the immediate disbursement.

36

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of March 31, 2026, the balance of production capacity held in guarantee in the NJP is R$ 8.583 (R$ 7.795 as of December 31, 2025).

15.3 Contingent liabilities

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. As of March 31, 2026 estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

	Consolidated
Nature	03.31.2026	12.31.2025
Tax	153,807	136,375
Labor	10,173	10,244
Civil	70,488	70,276
Environmental and others	8,254	7,673
Total	242,722	224,568

The main contingent liabilities are:

•	Tax matters comprising: (i) disapproval of PIS and COFINS tax compensation due to credit disallowance; (ii) income from foreign subsidiaries and associates not included in the computation of taxable income (IRPJ and CSLL); (iii) collection of ICMS involving several states; (iv) incidence of social security contributions on the payment of bonuses; (v) collection of PIS and COFINS, resulting from the payment of taxes negotiated with the Brazilian Federal Government, excluding the payment of fines; and (vi) withholding income tax (IRRF) on remittances for payments of vessel charters.
•	Labor matters, comprising several labors claims;
•	Civil matters comprising mainly: (i) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several oil fields, including unitization of deposits and reservoirs; (ii) lawsuits related to contracts; (iii) claims that discuss topics related to pension plans managed by Petros; (iv) fines from regulatory agencies, mainly ANP; and (v) judicial and arbitration proceedings that discuss disposal of assets carried out by Petrobras; and
•	Environmental matters comprised mainly: (i) fines related to the Company operations; (ii) fishermen's indemnities; and (iii) indemnities for environmental damage.

From January to March 2026, the increase in contingent liabilities was a result mainly from the following changes:

•	R$ 11,266 relating to the reversal of ICMS (VAT Tax) credits arising from the entry of goods in transactions prior to the fuel sales;
•	R$ 3,263 related to proceedings concerning adjustments to the income tax and social contribution tax base arising from ancillary obligations and contributions to the Petros Plan;
•	R$ 1,568 related to ICMS VAT tax credits on the acquisition of goods that, according to the tax authorities, do not constitute fixed assets;
•	R$ 1,208 related to administrative and judicial proceedings discussing differences in special participation and royalties in various oil fields, including the unification of deposits and reservoirs;
•	R$ 659 related to civil litigation involving contractual issues; and

37

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)
•	R$ 521 related to the disallowance of credits and deduction from the PIS and COFINS tax base.

These effects were mainly offset by civil litigation involving the sale of assets totaling R$ 1,885.

15.4 Collective action and related proceedings

15.4.1 Collective action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and asserts that, based on the facts revealed by the Lava-Jato Operation, the defendants acted illegally before the investors.

On May 26, 2021, the District Court of Rotterdam decided that the class action should proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and have their interests represented by the “Foundation”. However, the interests of investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the scope of the action.

On October 30, 2024, after the parties' comments on the technical evidence, the District Court of Rotterdam issued a ruling, in which it broadly accepted Petrobras' arguments regarding the requests presented in favor of the Company's shareholders and considered that: i) in accordance with Brazilian legislation, all damages alleged by the Foundation qualify as indirect and are not subject to compensation; and ii) according to Argentine law, shareholders cannot, in principle, request compensation from the Company for damages alleged by the Foundation, and the Foundation has not demonstrated that it represents a sufficient number of investors who could, in theory, present such a request.

Therefore, the District Court of Rotterdam rejected the Foundation's allegations in accordance with Brazilian and Argentine law, which resulted in the rejection of all requests made in favor of shareholders. With respect to certain bondholders, the Court considered that Petrobras and PGF acted illegally under Luxembourg law, while PGF acted illegally under Dutch law.

Furthermore, the District Court of Rotterdam confirmed the following issues of the decision released to the market on July 26, 2023: (i) rejection of the allegations against PIBBV, POG BV and the former CEOs of Petrobras from July 2005 to February 2015; and (ii) prescription of requests formulated in accordance with Spanish legislation.

Petrobras, the Foundation and PGF have appealed against the ruling and previous interim decisions, and their appeals are pending of judgment.

In relation to bondholders, the Foundation cannot claim compensation under the class action, which will depend not only on a final result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras and PGF will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be proven by the potential beneficiaries of the decision or by the Foundation. Any compensation for the alleged damage will only be determined by court decisions in subsequent actions.

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch court, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Hague Court of Appeal and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

38

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

The Company, based on the assessments of its advisors, considers that there are not enough indicative elements to qualify the universe of potential beneficiaries of a possible final decision unfavorable to Petrobras' interests, nor to quantify the supposedly compensable damages.

Thus, it is currently not possible to predict whether the Company will be liable for the effective payment of damages in any future individual claims, as this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to bring subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras continues to reject the Foundation's allegations, in relation to which it was considered a victim by all Brazilian authorities, including the Supreme Federal Court.

Petrobras and its subsidiaries reject the allegations made by the Foundation and will continue to defend themselves vigorously.

15.4.2 Arbitration and other legal proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the so-called Lava Jato Operation. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the Company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will defend itself against the accusations made by the author of the class action. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, on September 3, 2025, the lower court recognized the statute of limitations on the criminal action and ordered its dismissal. The judgment dismissing the criminal action followed the Court of Appeals' decision on April 3, 2025, which overturned the previous decision to prosecute Petrobras and the previously ordered injunction. On March 2, 2026, the second instance of the Argentine Court rejected the Association's appeal against the dismissal of the criminal case and, on April 23, 2026, ruled that the appeal for cassation filed by the Association was inadmissible. This decision is subject to appeal.

15.4.3 Arbitrations proposed by non-controlling Shareholders in Brazil

There were no relevant changes in the three-month period ended March 31, 2026.

For more information, see note 20.5 to the financial statements for the year ended December 31, 2025.

16.	Provision for decommissioning costs

The following table details the amount of the provision for decommissioning costs by producing area:

39

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	03.31.2026	12.31.2025
Onshore	3,641	3,714
Shallow Waters	44,209	44,600
Deep and ultra-deep post-salt	68,813	70,145
Pre-salt	38,713	38,430
Total	155,376	156,889
Current	15,457	16,233
Non-current	139,919	140,656

	Consolidated
	2026	2025
	Jan-Mar	Jan-Mar
Opening balance	156,889	162,253
Adjustment to provision	33	43
Use of provisions	(3,299)	(1,782)
Interest accrued	1,782	1,812
Others	(29)	(44)
Closing balance	155,376	162,282

17.	Other assets and liabilities
Assets	Consolidated		Parent Company
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Escrow account and/ or collateral	4,353	3,768	3,778	3,453
Derivative transactions	1,681	563	468	321
Assets related to E&P partnerships	3,265	1,513	2,756	2,092
Others	766	828	569	564
Total	10,065	6,672	7,571	6,430
Current	8,057	4,928	5,733	4,844
Non-Current	2,008	1,744	1,838	1,586

Liabilities	Consolidated		Parent Company
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Obligations arising from divestments	4,359	5,159	4,357	5,157
Contractual retentions	5,139	5,078	4,998	4,926
Advances from customers	1,811	1,744	1,577	1,495
Provisions for environmental expenses, research and development and fines	2,905	2,785	2,623	2,491
Other taxes	1,858	1,781	1,858	1,781
Unclaimed dividends	982	1,029	982	1,029
Derivative transactions	1,967	723	347	481
Obligations arising from acquisition of equity interests	895	866	895	866
Various creditors	545	779	544	777
Others	2,232	2,320	1,412	1,415
Total	22,693	22,264	19,593	20,418
Current	13,482	12,825	10,673	11,276
Non-Current	9,211	9,439	8,920	9,142

40

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)
18.	Property, plant and equipment

18.1 By class of assets

	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance on December 31, 2025	13,160	289,765	204,252	214,012	203,435	924,624	933,998
Accumulated cost	24,304	638,620	235,241	429,060	320,640	1,647,865	1,599,726
Accumulated depreciation and impairment (4)	(11,144)	(348,855)	(30,989)	(215,048)	(117,205)	(723,241)	(665,728)
Additions	12	227	24,733	281	11,293	36,546	36,145
Additions to / review of estimates of decommissioning costs	−	−	−	(2)	−	(2)	−
Capitalized borrowing costs	−	−	3,262	−	−	3,262	3,262
Write-offs	−	(40)	(63)	(75)	(131)	(309)	(229)
Transfers (5)	102	7,668	(8,793)	5,457	3	4,437	4,431
Transfers to assets held for sale	−	−	3	−	−	3	(1)
Depreciation, amortization and depletion	(115)	(8,625)	−	(6,490)	(11,505)	(26,735)	(27,425)
Impairment reversal (note 20)	6	15	2,159	−	−	2,180	2,179
Cumulative translation adjustment	(1)	(19)	(13)	(103)	(1)	(137)	−
Balance on March 31, 2026	13,164	288,991	225,540	213,080	203,094	943,869	952,360
Accumulated cost	24,420	644,549	254,493	434,272	328,893	1,686,627	1,638,845
Accumulated depreciation and impairment (4)	(11,256)	(355,558)	(28,953)	(221,192)	(125,799)	(742,758)	(686,485)
	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance on December 31, 2024	15,389	283,650	150,990	222,434	171,454	843,917	858,561
Accumulated cost	24,119	600,426	187,751	417,094	262,342	1,491,732	1,444,141
Accumulated depreciation and impairment (4)	(8,730)	(316,776)	(36,761)	(194,660)	(90,888)	(647,815)	(585,580)
Additions	−	180	21,848	207	29,225	51,460	51,091
Additions to / review of estimates of decommissioning costs	−	−	−	34	−	34	−
Capitalized borrowing costs	−	−	2,610	−	−	2,610	2,610
Write-offs	(3)	(104)	(7)	(11)	(26)	(151)	(140)
Transfers (5)	580	7,013	(9,067)	2,526	−	1,052	1,055
Transfers to assets held for sale	−	(7)	−	−	−	(7)	(4)
Depreciation, amortization and depletion	(141)	(7,097)	−	(5,912)	(9,776)	(22,926)	(23,628)
Impairment recognition (note 20)	−	(192)	(307)	(58)	(5)	(562)	(563)
Impairment reversal (note 20)	−	23	−	−	−	23	−
Cumulative translation adjustment	(3)	(14)	(22)	(137)	(1)	(177)	−
Balance on March 31, 2025	15,822	283,452	166,045	219,083	190,871	875,273	888,982
Accumulated cost	24,554	606,770	202,554	420,115	290,061	1,544,054	1,496,992
Accumulated depreciation and impairment (4)	(8,732)	(323,318)	(36,509)	(201,032)	(99,190)	(668,781)	(608,010)

(1) It is composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(2) See note 8 for assets under construction by operating segment.
(3) It is composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas, except for assets under "Equipment and other assets".
(4) In the case of land and assets under construction, it refers only to impairment losses.
(5) It mainly includes transfers between classes of assets and transfers from advances to suppliers.

Additions in assets under construction, from January to March 2026, are mainly due to investments in the development of production in the Búzios field and other fields in the Santos basin, Espírito Santo basin and Campos basin. As for additions to right-of-use assets, primarily relate to the rigs for E&P operations, with the corresponding record on leasing liability (note 25).

18.2 Estimated useful life

The useful life of assets depreciated are shown below:

41

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Asset	Weighted average useful life in years
Buildings and improvement	38 (between 25 and 50)
Equipment and other assets	24 (between 1 to 31) - except assets by the units of production method
Exploration and development costs	Units of production method or 20 years
Right-of-use	14 (between 1 and 50)

18.3 Right-of-use assets

The right-of-use assets comprise the following underlying assets:

Consolidated					Parent Company
	Platforms	Vessels	Buildings and others	Total	Total
03.31.2026
Accumulated cost	159,511	151,972	17,410	328,893	343,747
Accumulated depreciation and impairment	(39,608)	(79,946)	(6,245)	(125,799)	(134,525)
Total	119,903	72,026	11,165	203,094	209,222
12.31.2025
Accumulated cost	157,460	146,541	16,639	320,640	335,512
Accumulated depreciation and impairment	(36,822)	(74,791)	(5,592)	(117,205)	(125,383)
Total	120,638	71,750	11,047	203,435	210,129

18.4 Production individualization agreements (AIPs)

Petrobras has AIPs signed in Brazil with partner companies in E&P consortia which provides for the equalization of expenses and production volumes, mainly related to the following fields: Agulhinha, Berbigão, Budião Noroeste, Budião Sudeste, the pre-salt layer of Jubarte, and Sururu.

The table below presents changes in the estimate of amounts relating to the execution of the AIPs submitted to the approval of the ANP:

	Jan-Mar/2026	Jan-Mar/2025
Opening balance, net	2,248	3,575
Additions (write-offs) of assets	(185)	(221)
Other (income) and expenses	36	23
Indexation charges	(140)	−
Payments made	(849)	−
Cash inflow	3,102	−
Closing balance, net	4,212	3,377

These changes reflect the best available estimate of the assumptions used in the calculation base and the sharing of assets in areas to be equalized.

Sapinhoá Shared Reservoir

On March 12, 2026, Petrobras paid R$ 219 to the Brazilian Federal Government, represented by PPSA, regarding the signing of the Amendment to the AIP of the Sapinhoá Shared Reservoir, approved by ANP in the third quarter of 2025.

Tupi Shared Reservoir

On March 31, 2026, Petrobras received R$ 3,102 from partner companies and paid R$ 624 to the Brazilian Federal Government represented by Pré-Sal Petróleo (PPSA), in relation to the equalization process of the Tupi Shared Reservoir.

18.5 Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the three-month period ended March 31, 2026, the capitalization rate was 7.25% p.a. (7.05% p.a. for the three-month period ended March 31, 2025).

42

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)
19.	Intangible assets

19.1 By class of assets

	Consolidated				Parent Company
	Rights and Concessions (1)	Soft ware	Goodwill	Total	Total
Balance on December 31, 2025	9,629	4,136	120	13,885	13,561
Accumulated cost	10,916	11,744	120	22,780	21,728
Accumulated amortization and impairment	(1,287)	(7,608)	−	(8,895)	(8,167)
Addition	7	315	−	322	308
Capitalized borrowing costs	−	24	−	24	24
Transfers	−	14	−	14	(11)
Amortization	(6)	(235)	−	(241)	(231)
Cumulative translation adjustment	(6)	−	−	(6)	−
Balance on March 31, 2026	9,624	4,254	120	13,998	13,651
Accumulated cost	10,915	12,074	120	23,109	22,048
Accumulated amortization and impairment	(1,291)	(7,820)	−	(9,111)	(8,397)
Estimated useful life in years	Indefinite (2)	5	Indefinite
	Consolidated				Parent Company
	Rights and Concessions (1)	Soft ware	Goodwill	Total	Total
Balance on December 31, 2024	10,509	3,328	124	13,961	13,772
Accumulated cost	10,836	10,294	124	21,254	20,321
Accumulated amortization and impairment	(327)	(6,966)	−	(7,293)	(6,549)
Addition	9	266	−	275	267
Capitalized borrowing costs	−	14	−	14	14
Write-offs	−	(5)	−	(5)	(5)
Transfers	−	(25)	−	(25)	(28)
Amortization	(4)	(165)	−	(169)	(160)
Impairment accrual (note 20)	(946)	−	−	(946)	(946)
Cumulative translation adjustment	(1)	−	−	(1)	−
Balance on March 31, 2025	9,567	3,413	124	13,104	12,914
Accumulated cost	10,844	10,535	124	21,503	20,594
Accumulated amortization and impairment	(1,277)	(7,122)	−	(8,399)	(7,680)
Estimated useful life in years	Indefinite (2)	5	Indefinite
(1) It comprises mainly signature bonuses (amounts paid in concession and production sharing contracts for oil or natural gas exploration), in addition to public service concessions, trademarks and patents and others.
(2) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

20.	Impairment
	Consolidated

	2026 Jan-Mar	2025 Jan-Mar
Income Statement
Impairment (losses) reversals	2,180	(290)
Exploratory oil and gas costs	−	(1,198)
Impairment of equity-accounted investments	(41)	3
Net effect within the statement of income	2,139	(1,485)
Losses	(41)	(1,517)
Reversals	2,180	33
Statement of financial position
Property, plant and equipment	2,180	(539)
Intangible	−	(946)
Assets held for sale	−	(3)
Investments	(41)	3
Net effect within the statement of financial position	2,139	(1,485)

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable, or that there may be a reversal of impairment losses recognized in previous years.

43

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

In the three-month period ended March 31, 2026, net impairment reversals were recognized in the amount of R$ 2,139, mainly due to the Nitrogen Fertilizer Unit (UFN-III), located in Três Lagoas/MS, in the amount of R$ 2,164, whose approval for project resumption resulted in an estimate of positive future cash generation for the asset, with an increase in its recoverable value.

In the three-month period ended March 31, 2025, net impairment losses were recognized in the amount of R$ 1,485, mainly due to the economic unfeasibility of blocks C-M-753 e C-M-789, located in the Campos basin, in the amount of R$ 1,198.

21.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploration wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
	2026	2025
	Jan-Mar	Jan-Mar
Capitalized Exploratory Well Costs/Capitalized Acquisition Costs (1)
Property, plant and equipment
Opening Balance	13,357	9,131
Additions	1,447	1,424
Write-offs	(76)	(10)
Cumulative translation adjustment	(59)	(76)
Losses on exploration expenditures written off	−	(252)
Closing balance	14,669	10,217
Intangible
Opening Balance	9,157	9,966
Additions	3	−
Cumulative translation adjustment	(5)	−
Losses on exploration expenditures written off	-	(946)
Closing balance	9,155	9,020
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	23,824	19,237
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

The additions in the first quarter of 2026 mainly refer to the drilling of wells associated with pre-salt layers of the exploratory blocks FZA-M-59, in the Foz do Amazonas basin, and Aram, in the Santos basin.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Consolidated

	2026 Jan-Mar	2025 Jan-Mar
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(629)	(533)
Exploration expenditures written off (includes dry wells and signature bonuses) (1)	(85)	(1,202)
Contractual penalties on local content requirements	(10)	(32)
Other exploration expenses	(2)	(44)
Total expenses	(726)	(1,811)

Cash used in:
Operating activities	631	577
Investment activities	1,456	1,410
Total cash used	2,087	1,987

(1) Includes amounts relating to economic unfeasibility of exploratory blocks (note 20).

21.1 Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 10,433 (R$ 7,756 as of December 31, 2025), which is still in force as of March 31, 2026, net of commitments undertaken. As of March 31, 2026, the collateral comprises future crude oil production capacity from Marlim and Búzios producing fields, already in production, pledged as collateral, in the amount of R$ 7,471 (R$ 7,471 as of December 31, 2025) and bank guarantees of R$ 2,962 (R$ 285 as of December 31, 2025).

44

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)
22.	Investments

22.1 Changes in investment (Parent Company)

	Controlled companies	Joint operations	Joint ventures	Associates (1)	Total
Balance on December 31, 2025	346,312	130	149	133	346,724
Investments	50	−	157	−	207
Results of equity-accounted investments	1,010	13	(144)	9	888
Translation adjustment	(18,142)	−	−	−	(18,142)
Other comprehensive income	7	−	7	−	14
Dividends	(6)	(1)	−	−	(7)
Balance on March 31, 2026	329,231	142	169	142	329,684

	Controlled companies	Joint operations	Joint ventures	Associates (1)	Total
Balance on December 31, 2024	365,419	145	124	710	366,398
Investments	62	−	11	−	73
Restructuring, capital decrease and others	(110)	−	−	−	(110)
Results of equity-accounted investments	4,941	11	23	321	5,296
Translation adjustment	(27,152)	−	−	(802)	(27,954)
Other comprehensive income	(2)	−	−	685	683
Dividends	(117)	−	−	(3)	(120)
Balance on March 31, 2025	343,041	156	158	911	344,266
(1) Includes other investments.

22.2 Changes in investment (Consolidated)

	Joint ventures	Associates (1)	Total
Balance on December 31, 2025	2,558	466	3,024
Investments	157	6	163
Results in equity-accounted investments	20	33	53
Cumulative translation adjustments	(124)	(32)	(156)
Other comprehensive income	7	−	7
Balance on March 31, 2026	2,618	473	3,091

	Joint ventures	Associates (1)	Total
Balance on December 31, 2024	2.971	1.110	4.081
Investments	11	16	27
Restructuring, capital decrease and others	−	(24)	(24)
Results in equity-accounted investments	177	318	495
Cumulative translation adjustments	(209)	(832)	(1.041)
Other comprehensive income	−	685	685
Dividends	(42)	(3)	(45)
Balance on March 31, 2025	2.908	1.270	4.178
(1) Includes other investments.
23.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

45

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	03.31.2026		12.31.2025
	E&P	Total	Total
Assets classified as held for sale
Investments	1	1	1
Property, plant and equipment	136	136	135
Total	137	137	136
Liabilities on assets classified as held for sale
Provision for decommissioning costs	572	572	566
Total	572	572	566

23.1 Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

Transactions	Closing date	At the closing of the operation US$ million	Assets recognized in the period from January to March 2026		Assets recognized in previous periods US$ million	Value of contingent assets on 03.31.2026 US$ million
			US$ million	R$
Surplus volume of the transfer of rights agreement
Sépia and Atapu (1)	Apr/2022	5,263	122	636	1,514	3,622
Sales in previous Years
Riacho da Forquilha Pole	Dec/2019	62	−	−	58	4
Pampo and Enchova Pole	Jul/2020	650	47	246	358	245
Baúna Field	Nov/2020	285	7	36	271	7
Cricaré Pole	Dec/2021	118	−	−	106	12
Peroá Pole	Aug/2022	43	−	−	26	17
Papa-Terra	Dec/2022	90	−	−	54	36
Albacora Leste	Jan/2023	250	−	−	225	25
Norte Capixaba Pole	Apr/2023	66	−	−	33	33
Golfinho and Camarupim Poles	Aug/2023	60	−	−	20	40

Total		6,887	176	918	2,665	4,041
(1) The amount recorded in other operating revenues considers an adjustment to present value (note 6). The estimated value of the transaction of US$ 5,263 million was reduced to US$ 5,258 million. For more information, see note 29.2 of the financial statements for the year ended December 31, 2025.

46

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

24.	Finance debt

24.1 Balance by type of finance debt

	Consolidated		Parent Company
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Banking Market	29,651	24,840	29,501	24,685
Capital Market	14,875	16,600	14,526	16,264
Development banks (1)	2,872	2,927	−	−
Related Parties (note 28.3)	−	−	57,064	58,746
Others	5	14	−	−
Total in Brazil	47,403	44,381	101,091	99,695
Banking Market	16,218	16,952	4,425	4,577
Capital Market	72,145	76,940	−	−
Export Credit Agency	7,354	6,544	1,905	−
Related Parties (note 28.1)	−	−	394,913	411,186
Others	604	672	−	−
Total abroad	96,321	101,108	401,243	415,763
Total finance debt	143,724	145,489	502,334	515,458
Current	12,970	12,027	201,283	160,408
Noncurrent	130,754	133,462	301,051	355,050
(1) Includes BNDES.

The amount classified in current finance debt is composed of:

	Consolidated		Parent Company
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Short-term debt	120	112	27,378	18,480
Current portion of long-term debt	10,326	8,888	168,741	137,813
Accrued interest in short and long-term debt	2,524	3,027	5,164	4,115
Total	12,970	12,027	201,283	160,408

The capital market balance is mainly composed of R$ 69,287 in global notes, issued abroad by PGF, R$ 9,661 in debentures and R$ 4,865 in book-entry commercial notes, issued in Brazil by Petrobras.

The global notes mature between 2027 and 2115 and do not require collateral. Such financing was carried out in dollars and pounds, being 93% and 7% of the total global notes, respectively.

The debentures and commercial notes, due between 2029 and 2045, do not require real guarantees and are not convertible into shares or equity interests.

On March 31, 2026, there were no defaults, breach of covenants or adverse changes in clauses that would result in changes to the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2025. Petrobras fully, unconditionally and irrevocably guarantees its global notes issued in the capital markets by its wholly owned subsidiary PGF and the loan agreements of its wholly owned subsidiary PGT.

24.2 Changes in finance debt

	Consolidated
	Brazil	Abroad	Total
Balance on December 31, 2025	44,381	101,108	145,489
Proceeds from finance debt	5,022	1,926	6,948
Repayment of principal (1)	(2,452)	(754)	(3,206)
Repayment of interest (1)	(900)	(2,178)	(3,078)
Accrued interest (2)	1,277	1,518	2,795
Foreign exchange/ inflation indexation charges	75	(370)	(295)
Translation adjustment	−	(4,929)	(4,929)
Balance on March 31, 2026	47,403	96,321	143,724

47

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Brazil	Abroad	Total
Balance on December 31, 2024	34,446	108,980	143,426
Proceeds from finance debt	2,991	18	3,009
Repayment of principal (1)	(1,135)	(829)	(1,964)
Repayment of interest (1)	(657)	(2,162)	(2,819)
Accrued interest (2)	943	1,730	2,673
Foreign exchange/ inflation indexation charges	100	(486)	(386)
Translation adjustment	−	(7,088)	(7,088)
Balance on March 31, 2025	36,688	100,163	136,851
(1) It includes pre-payments.
(2) It includes premium and discount over notional amounts, as well as related transaction costs.

24.3 Reconciliation with cash flows from financing activities – Consolidated

			Jan-Mar/2026			Jan-Mar/2025
	Proceeds from finance debt	Repayment of principal	Repayment of interest	Proceeds from finance debt	Repayment of principal	Repayment of interest
Changes in finance debt	6,948	(3,206)	(3,078)	3,009	(1,964)	(2,819)
Deposits linked to finance debt (1)	−	(407)	(25)	−	(813)	(129)
Net cash used in financing activities	6,948	(3,613)	(3,103)	3,009	(2,777)	(2,948)
(1) Deposits linked to finance debt with China Development Bank, with semiannual settlements in June and December.

In the three-month period ended March 31, 2026, the Company:

•	repaid several finance debts, in the total amount of R$ 6,716, notably: (i) R$ 4,025 in the capital market; (ii) R$ 1,621 in the banking market; (iii) R$ 863 to export credit agencies; (iv) R$ 136 to development banks; (v) R$ 71 to others; and
•	rose R$ 6,948, notably: (i) proceeds in the domestic banking market, in the amount of R$ 5,016; and (ii) proceeds in the export credit agencies, in the amount of R$ 1,910.

48

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

24.4 Summarized information on current and non-current finance debt

	Consolidated
Maturity in	2026	2027	2028	2029	2030	2031 onwards	Total (1)	Fair value (4)

Financing in U.S. Dollars (US$):	6,411	10,666	8,370	3,334	11,349	49,921	90,051	89,067
Floating rate debt (2)	5,527	7,091	2,916	941	3,839	4,759	25,073
Fixed rate debt	884	3,575	5,454	2,393	7,510	45,162	64,978
Average interest rate (p.a)	6.2%	6.0%	5.6%	6.0%	6.1%	6.6%	6.4%
Financing in Brazilian Reais (R$):	1,488	1,034	722	5,322	3,347	31,295	43,208	40,278
Floating rate debt (3)	1,348	227	223	223	2,813	28,711	33,545
Fixed rate debt	140	807	499	5,099	534	2,584	9,663
Average interest rate (p.a)	10.4%	10.0%	10.1%	10.1%	10.6%	8.4%	9.7%
Financing in Euro (€):	69	9	536	132	265	1,847	2,858	2,836
Fixed rate debt	69	9	536	132	265	1,847	2,858
Average interest rate (p.a)	4.6%	4.7%	4.6%	4.7%	4.7%	4.8%	4.7%
Financing in Pound Sterling (£):	55	39	−	2,024	−	2,839	4,957	4,941
Fixed rate debt	55	39	−	2,024	−	2,839	4,957
Average interest rate (p.a)	6.2%	6.1%	−	6.1%	−	6.6%	6.3%
Financing in Renminbi:	50	25	24	24	2,527	−	2,650	2,601
Floating rate debt	50	25	24	24	2,527	−	2,650
Average interest rate (p.a)	3.1%	3.1%	3.1%	3.1%	3.1%	−	3.1%
Total on March 31, 2026	8,073	11,773	9,652	10,836	17,488	85,902	143,724	139,723
Average interest rate (p.a) (4)	7.4%	7.1%	6.9%	7.2%	7.3%	6.7%	6.8%

(1) The average maturity of outstanding debt as of March 31, 2026 is 11.33 years (11.70 years as of December 31, 2025).
(2) Operations with variable index + fixed spread.
(3) Operations with variable index + fixed spread, if applicable.
(4) On December 31, 2025, the total fair value is R$ 142,557 and the average interest rate p.a. is 6.7%.

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

•	Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to R$ 68,294 as of March 31, 2026 (R$ 73,678 of December 31, 2025); and
•	Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to R$ 71,429 as of March 31, 2026 (R$ 68,879 as of December 31, 2025).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 27.3.1.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

	Consolidated
Maturity	2026	2027	2028	2029	2030	2031 onwards	03.31.2026	12.31.2025
Principal	5,746	11,672	10,173	11,117	18,089	87,953	144,750	146,219
Interest	7,736	10,143	9,263	8,992	8,037	76,357	120,528	124,828
Total (1)	13,482	21,815	19,436	20,109	26,126	164,310	265,278	271,047
(1) The nominal flow of leases is found in note 25.

49

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

24.5 Lines of credit

				Consolidated
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance on March 31, 2026
Abroad (in US$ million)
PGT BV	Syndicate of banks	12/16/2021	11/16/2028	4,111	−	4,111
PGT BV	Syndicate of banks	07/08/2025	11/16/2028	1,060	−	1,060
Total				5,171	−	5,171
In Brazil
Petrobras	Bradesco	12/22/2025	11/22/2030	1,500	−	1,500
Petrobras	Banco Itaú	07/30/2025	07/31/2030	1,500	−	1,500
Petrobras	Banco do Brasil	03/23/2018	09/26/2030	3,500	−	3,500
Petrobras	Banco do Brasil	10/04/2018	09/04/2029	4,000	−	4,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				10,829	−	10,829

25.	Lease liability

Changes in the balance of lease liabilities are presented below:

	Consolidated
	Lessors in Brazil	Lessors Abroad	Total
Balance on December 31, 2025	36,567	201,969	238,536
Remeasurement / New agreements	6,891	3,190	10,081
Payment of principal and interest	(2,937)	(9,897)	(12,834)
Charges incurred in the period	789	2,813	3,602
Monetary and Exchange variation	(1,058)	(10,343)	(11,401)
Cumulative translation adjustments	−	(27)	(27)
Transfers	3	7	10
Balance on March 31, 2026	40,255	187,712	227,967
Current			53,477
No Current			174,490

	Consolidated
	Lessors in Brazil	Lessors Abroad	Total
Balance on December 31, 2024	33,959	196,082	230,041
Remeasurement / New agreements	2,303	25,404	27,707
Payment of principal and interest	(3,393)	(8,844)	(12,237)
Charges incurred in the period	688	2,986	3,674
Monetary and Exchange variation	(1,317)	(14,339)	(15,656)
Cumulative translation adjustments	−	(66)	(66)
Balance on March 31, 2025	32,240	201,223	233,463
Current			50,764
No Current			182,699

As of March 31, 2026, the value of the lease liability of Petrobras Holding is R$ 231,751 (R$ 243,122 as of December 31, 2025), including leases and subleases with investee companies, mainly Transpetro.

The nominal (undiscounted) cash flow, without considering the projected future inflation in the flows of the lease contracts, by maturity, is presented below:

	Consolidated
Maturity in	2026	2027	2028	2029	2030	2031 onwards	Total (1)
Nominal value on March 31, 2026	42,295	45,955	34,296	23,583	17,828	173,146	337,103

(1) On December 31, 2025, the nominal amounts of future payments are R$ 355,731.

In certain contracts, there are variable payments and terms of less than 1 year recognized as expenses:

50

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	2026	2025
	Jan-Mar	Jan-Mar
Variable payments	1,730	1,359
Up to 1 year maturity	45	10
Variable payments x fixed payments	13%	11%

As of March 31, 2026, the nominal amount of lease agreements for which the lease term has not commenced is R$ 98,815 (R$ 112,009 at December 31, 2025). The reduction was mainly due to contract terminations related to vessels contracts, in addition to the exchange rate effect in the period.

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 27.3.1.

26.	Equity

26.1 Share capital

As of March 31, 2026 and December 31, 2025, the subscribed and fully paid share capital are as follows:

	03.31.2026		12.31.2025
Shares	Amount	Number of shares	Amount	Number of shares
Common	118,621	7,442,231,382	118,621	7,442,231,382
Preferred	86,811	5,446,501,379	86,811	5,446,501,379
Total of subscribed and paid-in-capital shares	205,432	12,888,732,761	205,432	12,888,732,761

Preferred shares have priority in the case of capital reimbursement, do not guarantee voting rights and are not convertible into common shares.

26.2 Profit Reserves

The following table presents the final balance of profit reserves as disclosed in the Statements of changes in shareholders’ equity:

	Parent Company
		Statutory Reserves
	Legal	R&D reserve	Tax incentives	Profit retention	Dividends and additional interest in capital proposed	Total
Balance on January 1, 2025	41,086	10,272	8,289	26,185	9,145	94,977
Cancellation of treasury shares	−	−	−	(5,563)	−	(5,563)
Balance on March 31, 2025	41,086	10,272	8,289	20,622	9,145	89,414

Balance on January 1, 2026	41,086	10,272	9,104	89,528	8,072	158,062
Balance on March 31, 2026	41,086	10,272	9,104	89,528	8,072	158,062

On January 29, 2025, the Board of Directors approved the cancellation of a total of 155,764,169 treasury shares, without reducing the share capital, comprising 155,541,409 preferred shares and 222,760 common shares, the effects of which were reflected in the capital reserves (R$ 7) and profit retention reserve (R$ 5,563), offset by the treasury shares account.

26.3 Other comprehensive income

The composition of the other comprehensive income is presented in the following table:

51

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	03.31.2026	12.31.2025
Actuarial losses on defined benefit pension plans	(41,666)	(41,665)
Unrealized losses on cash flow hedge - highly probable future exports	(12,422)	(27,207)
Translation adjustments	100,720	118,862
Others	(1,014)	(1,020)
Total	45,618	48,970

26.4 Distributions to shareholders

Dividends and interest in capital relating to 2025

On April 16, 2026, the Annual General Shareholders Meeting approved dividends and interest on capital relating to 2025, amounting to R$ 41,236 (R$ 3.19936420 per outstanding share). This amount includes R$ 33,164 anticipated during 2025 (updated by Selic interest rate from the date of each payment to December 31, 2025) and R$ 8,072 of complementary dividends which is accounted for as additional dividends and interest on capital proposed.

The complementary dividends of R$ 8,072, equivalent to R$ 0.62622908 per preferred and common share in circulation, was reclassified from shareholders’ equity to liabilities on the date of approval of the Annual General Meeting and will be paid in two equal installments on May 20 and June 22, 2026, in the form of interest on capital, updated by the Selic rate from December 31, 2025, until the date of each payment.

The interest on capital from the supplementary remuneration for the 2025 fiscal year resulted in a tax credit for income tax and social contribution of R$ 2,744. Withholding income tax was applied to the interest, except for immune and exempt shareholders, as established in current legislation. The tax benefit related to the supplementary interest on capital will be recognized in the second quarter of 2026.

On November 27, 2025, law No. 15,270/2025 was published, establishing the withholding income tax at a 10% rate on dividends distributed to individuals domiciled in Brazil, when such dividends exceed R$ 50 thousand per month. The 10% rate also applies to dividends distributed abroad to individuals or legal entities, regardless of the amount, except in specific situations provided for by law.  In addition, supplementary law No. 224/2025 increased the withholding income tax rate applicable to interest on capital from 15% to 17.5%. Both laws came into effect on January 1, 2026.

Dividends and interest in capital payable

As of March 31, 2026, there is no outstanding balance of dividends and interest on capital payable to Petrobras shareholders (R$ 11,415 as of December 31, 2025), as shown in the transaction below.

	Parent Company
	2026	2025
	Jan-Mar	Jan-Mar
Change of dividends and interest on capital payable
Initial balance	11,415	16,334
Payment	(11,639)	(16,587)
Monetary indexation	298	370
Transfers (unclaimed dividends and interest in capital)	(45)	(66)
Withholding income tax on interest on capital and monetary indexation	(29)	(51)
Final balance	−	−

Between January and March 2026, Petrobras made the following dividend and interest on capital payments:

52

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Events	Date of payment	Deliberated amount net of withholding income tax	Monetary indexation	Withholding income tax on monetary indexation	Unclaimed dividends	Total paid
Dividends and interest on capital of the third quarter of 2025(1)	Feb-Mar/2026	11,415	298	(29)	(49)	11,635
Residual payments of dividends and interest in equity from previous fiscal years	Jan-Mar/2026	−	−	−	4	4
Total		11,415	298	(29)	(45)	11,639
(1) Deliberate gross value of R$ 12,157, consisting of R$ 3,821 in dividends and R$ 8,336 in interest on capital, net of withholding income tax on interest on capital of R$ 742 collected in 2025.

Unclaimed dividends and interest in capital

As of March 31, 2026, the balance of dividends and interest on capital not claimed by shareholders of Petrobras is R$ 982 (R$ 1,029 on December 31, 2025) recorded as other current liabilities, as described in note 17. The payment of these dividends and interest on capital was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares.

	Parent Company
	2026	2025
	Jan-Mar	Jan-Mar
Changes in unclaimed dividends and interest on capital
Opening balance	1,029	1,708
Prescription	(92)	−
Transfers from dividends and interest on capital payable	45	66
Saldo final	982	1,774

26.5 Earnings per share

	Consolidated and Parent Company
	2026	2025
	Jan-Mar	Jan-Mar
Basic and diluted denominator – Net income attributable to shareholders of Petrobras attributable equally between share classes
Net income for the period
Common	18,860	20,330
Preferred	13,803	14,879
	32,663	35,209

Basic and diluted denominator - Weighted average number of outstanding shares (number of shares)
Common	7,442,231,382	7,442,231,382
Preferred	5,446,501,379	5,446,501,379
	12,888,732,761	12,888,732,761
Basic and diluted earnings per share (R$ per share)
Common	2.53	2.73
Preferred	2.53	2.73

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

53

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

27.	Financial risk management

The Company is exposed to a variety of risks arising from its operations, such as price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates.

The Company presents a sensitivity analysis for the period of one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

The effects of derivative financial instruments and hedge accounting are set out as follows:

27.1 Statement of income and statement of comprehensive income

Statement of income

	Consolidated
	Gains/ (losses) recognized in the period
	2026	2025
	Jan-Mar	Jan-Mar
Exchange rate risk
Cross currency swap - CDI x US$ - 27.3.1 (b)	228	162
Other derivatives	−	(1)
Cash flow hedge on exports - 27.3.1 (a)	(2,665)	(4,228)
Interest rate risk
Swap - IPCA x CDI - 27.3.1 (b)	(5)	68
Recognized in Net finance income (expense)	(2,442)	(3,999)

Price risk (commodity derivatives)
Recognized in other income and expenses	(677)	10
Total	(3,119)	(3,989)

The effects on the statement of income of derivative financial instruments reflect both outstanding transactions as well as transactions closed during the period.

Statement of comprehensive income

	Consolidated
	Gains/ (losses) recognized in the period

	2026 Jan-Mar	2025 Jan-Mar
Hedge accounting
Cash flow hedge on exports - Note 27.3.1 (a)	22,399	33,168
Deferred income taxes	(7,616)	(11,277)
Total	14,783	21,891

27.2 Statement of financial position

Assets and liabilities

	Consolidated
	03.31.2026	12.31.2025
Fair value Asset Position (Liability)
Open derivatives transactions	(751)	(134)
Closed derivatives transactions awaiting financial settlement	465	(26)
Recognized in Statements of Financial Position	(286)	(160)
Other assets (note 17)	1,681	563
Other liabilities (note 17)	(1,967)	(723)

54

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

The following table presents the details of the open derivative financial instruments held by the Company and represents its risk exposure:

	Consolidated
	Notional amount		Fair value Asset position (Liability)		Fair value hierarchy	Maturity
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Derivatives not designated for hedge accounting
Foreign currency risk
Cross currency swap - CDI x US$ (1)	US$ 488	US$ 488	(347)	(466)	Level 2	2029
Short position/Foreign currency forwards (BRL/USD) (1)	(US$ 26)	(US$ 20)	2	(1)	Level 2	2026
Interest rate risk
Swap - IPCA X CDI	3,308	3,008	439	293	Level 2	2029/2034/ 2036
Price risk
Future contracts - Crude oil and oil products (2)	(2,053)	(3,045)	(845)	39	Level 1	2026
Swap - Short position/Soybean oil (3)	(5)	−	−	−	Level 2	2026
Options - Long put/ Soybean oil (3)	(2)	(4)	−	1	Level 2	2026
Total open derivative transactions			(751)	(134)
(1) Values in US$ (dollars) represent millions of the respective currencies.
(2) Notional value in thousand bbl.
(3) Notional value in thousand tons (operations of the subsidiary PBIO).

Commercial derivatives require guarantees, accounted for as other assets and/or other liabilities:

Consolidated Guarantees given (received) as collateral
	03.31.2026	12.31.2025
Commodity derivatives	527	278

Equity

Consolidated Cumulative losses in other comprehensive income (shareholders’ equity)
	03.31.2026	12.31.2025
Hedge accounting
Cash flow hedge on exports - Note 27.3.1 (a)	(18,823)	(41,222)
Deferred income taxes	6,401	14,015
Total	(12,422)	(27,207)

27.3 Market risks

27.3.1 Foreign exchange risk management

a)	Cash flow hedge involving the Company’s future exports

The Company uses hedge accounting for the risk arising from foreign exchange rate variations of “highly probable future exports” (hedged item) by means of foreign exchange rate variations of proportions of certain obligations denominated in U.S. dollars (hedging instruments).

The carrying amounts, the fair value as of March 31, 2026, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.2194 exchange rate are set out below:

55

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

		Present value of hedging instrument notional value at 03.31.2026
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From apr/2026 to mar/2036	73,017	381,103

Changes in the present value of hedging instrument notional value	US$ million	R$
Amounts designated as of December 31, 2025	72,080	396,615
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	9,768	50,956
Exports affecting the statement of income	(3,654)	(19,326)
Principal repayments / amortization	(5,177)	(27,204)
Foreign exchange variations	−	(19,938)
Amounts designated as of March 31, 2026	73,017	381,103
Nominal value of hedging instrument (finance debt and lease liability) on March 31, 2026	93,757	489,357

In the three-month period ended March 31, 2026, the Company recognized a R$ 204 gain, within foreign exchange rate gains (losses), due to ineffectiveness (a R$ 479 gain in the same period of 2025).

The average ratio of future exports for which cash flow hedge accounting was designated to highly probable future exports is 71.2%.

A roll-forward schedule of cumulative foreign exchange rate losses recognized in equity to be realized by future exports is set out below:

	Jan-Mar/2026	Jan-Mar/2025
Opening balance	(41,222)	(98,094)
Recognized in equity	19,734	28,940
Reclassified to the statement of income	2,665	4,228
Other comprehensive income (loss)	22,399	33,168
Closing balance	(18,823)	(64,926)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following future revisions of the Company’s business plans. A sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Business Plan 2026-2030, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange rate losses recognized in other comprehensive income to the statement of income as of March 31, 2026, is set out below:

Consolidated
	2026	2027	2028	2029	2030	2031 onwards	Total
Expected realization	(5,906)	(8,461)	(5,029)	(4,280)	337	4,516	(18,823)

b)	Derivative financial instruments not designated for hedge accounting

In 2019, Petrobras contracted a cross-currency swap aiming to protect against exposure arising from the 7th issuance of debentures, for IPCA x CDI operations, maturing in September 2029 and September 2034, and for CDI x U.S. Dollar operations, maturing in September 2029.

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, since the Company makes contracts with highly rated banks.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy, which resulted in a 554-basis point effect on the estimated interest rate. The effect of this sensitivity analysis, keeping all other variables constant, is shown in the following table:

56

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Consolidated
Financial Instruments	Reasonably possible scenario
Swap CDI x USD	(74)

c)	Sensitivity analysis for foreign exchange rate risk on financial instruments

The sensitivity analysis only covers the exchange rate variation and maintains all other variables constant. The probable scenario is referenced on external sources like Focus bulletin and Thomson Reuters, making use of the exchange rate forecast for the end of the following year, as follows:

•	U.S. dollar x real - a 3.46% depreciation of the real;
•	euro x U.S. dollar - a 4.19% appreciation of the euro;
•	pound sterling x U.S. dollar - a 3.15% appreciation of the pound sterling;
•	renminbi x U.S. dollar – a 1.62% appreciation of the renminbi.

The reasonably possible scenario has the same references and considers the risk of a 20% depreciation of the closing exchange rate of the quarter against the reference currency, except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

		Consolidated
			Exposure	Probable Scenario	Reasonably possible scenario
Risk	Financial Instruments	In millions of US$	R$
Dollar/Real	Assets	6,592	34,406	1,191	6,881
	Liabilities	(120,761)	(630,301)	(21,809)	(126,060)
	Exchange rate - Cross currency swap	(488)	(2,548)	(88)	(510)
	Cash flow hedge on exports	73,017	381,103	13,187	76,221
	Dollar/Real	(41,640)	(217,340)	(7,519)	(43,468)
Euro/Dollar	Assets	1,251	6,532	274	1,307
	Liabilities	(1,679)	(8,761)	(368)	(1,752)
	Euro/Dollar	(428)	(2,229)	(94)	(445)
Pound/Dollar	Assets	967	5,045	159	1,009
	Liabilities	(1,901)	(9,924)	(313)	(1,985)
	Pound/Dollar	(934)	(4,879)	(154)	(976)
Renminbi /Dollar	Assets	1	3	−	1
	Liabilities	(509)	(2,659)	(43)	(532)
	Renminbi /Dollar	(508)	(2,656)	(43)	(531)
Others (1)	Assets	4	20	1	4
	Liabilities	(89)	(465)	(35)	(93)
	Others	(85)	(445)	(34)	(89)
Total		(43,595)	(227,549)	(7,844)	(45,509)
(1) Pound sterling/real, euro/real and peso/U.S. dollar.

57

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

27.3.2 Risk management of products prices - crude oil and oil products and other commodities

The Company is exposed to commodity price cycles, and it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Business Plan are being met.

The Company, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, may seek to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on March 31, 2026. Therefore, no effect is considered arising from outstanding operations in this scenario. The reasonably possible scenario reflects the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20%. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

	Consolidated
Risk	Operations	Probable scenario	Reasonably possible scenario
Derivatives not designated for hedge accounting
Crude oil and oil products - price changes	Future and forward contracts (Swap)	−	(204)
Soybean oil - price changes	Future and forward contracts (Swap)	−	(7)
Soybean oil - price changes	Options	−	(3)
Foreign currency - depreciation BRL x USD	Forward contracts	−	(13)
Total		−	(227)

The positions with commodity derivatives are presented in note 27.2.

27.3.3 Interest rate risk management

The Company prefers not to use derivative financial instruments to manage the risk of interest rate fluctuations, adopting structural actions that take into account the effects on integrated risk exposure.

In this sensitivity analysis, probable scenario represents the amounts to be disbursed by Petrobras relating to the payment of interest on debts linked to floating rates as of March 31, 2026. The reasonably possible scenario represents the disbursement if there is a 40% change on these rates, keeping all other variables constant.

Risk	Probable scenario	Reasonably possible scenario
CDI	3,722	5,211
SOFR 3M (1)	562	731
SOFR 6M (1)	390	466
SOFR O/N (1)	346	484
IPCA	606	848
TJLP	314	439
LPR 12M (2)	81	113
TR	21	29
	6,042	8,321
(1) Secured Overnight Financing Rate.
(2) Loan Prime Rate.

27.4 Liquidity risk management

The possibility of a shortage of cash to settle the Company’s obligations on the agreed dates is managed by the Company. The Company mitigates its liquidity risk by defining reference parameters for treasury management and by periodically analyzing the risks associated with the projected cash flow, quantifying its main risks through Monte Carlo simulations. These risks include oil prices, exchange rates, gasoline and diesel international prices, among others. In this way, the Company is able to predict cash needs for its operational continuity and for the execution of its business plan.

In this context, Petrobras' consolidated and individual financial statements, even if they show negative net working capital, do not compromise its liquidity.

58

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

In addition, the company maintains committed credit lines (revolving credit facilities) contracted as a liquidity reserve in adverse situations, as per explanatory note 24.5, and regularly assesses market conditions and may carry out repurchase transactions of its securities or those of its subsidiaries in the international capital market, through various means, including repurchase offers, redemptions of securities and/or open market operations, provided that they are in line with the company's liability management strategy, which aims to improve the amortization profile and the cost of debt.

The expected cash flows related to indebtedness are presented in notes 24.4 and 25, financing and lease liabilities, respectively.

27.5 Credit risk

Credit risk management in Petrobras aims to mitigate risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through the analysis, granting and management of credit, based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

As of March 31, 2026, the financial assets of cash and cash equivalents and of financial investments are not past due nor considered to be credit impaired, presenting fair values that are equivalent to or do not differ significantly from their carrying amounts.

The effect of credit risk assessments on trade receivables is available in notes 9.2 and 9.3, which present expected credit losses.

28.	Related party transactions

The Company has a policy for related party transactions, which is annually revised and approved by the Board of Directors in accordance with the Company’s by-laws.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

59

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

28.1 Commercial transactions per operation with investees (Parent Company)

	03.31.2026			12.31.2025
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables (note 9.1)	23,582	867	24,449	15,592	924	16,516
Trade and other receivables, mainly from sales	23,395	−	23,395	15,398	−	15,398
Dividends receivable	155	−	155	160	−	160
Amounts related to construction of gas pipeline	−	654	654	−	698	698
Other operations	32	213	245	34	226	260
Advances to suppliers (note 11)	242	1,377	1,619	86	1,377	1,463
Total	23,824	2,244	26,068	15,678	2,301	17,979
Liabilities
Lease liabilities (1)	(866)	(540)	(1,406)	(1,271)	(641)	(1,912)
Mutual operations	(13,708)	(178,391)	(192,099)	(9,461)	(156,992)	(166,453)
Prepayment of exports	(123,989)	(78,825)	(202,814)	(90,471)	(154,263)	(244,734)
Accounts payable to suppliers (note 12)	(8,905)	−	(8,905)	(9,297)	−	(9,297)
Purchases of crude oil, oil products and others	(8,150)	−	(8,150)	(8,579)	−	(8,579)
Affreightment of platforms	(218)	−	(218)	(204)	−	(204)
Advances from customers	(537)	−	(537)	(514)	−	(514)
Total	(147,468)	(257,756)	(405,224)	(110,500)	(311,896)	(422,396)
(1)	Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16 / CPC 06 (R2) - Leases.

	2026 Jan-Mar	2025 Jan-Mar
Result
Revenues, mainly sales revenues	48,258	33,721
Foreign exchange and inflation indexation charges, net (2)	10,442	14,820
Finance income (expenses), net (2)	(8,133)	(8,568)
Total	50,567	39,973
(2) Includes the amounts of R$ 27 of positive exchange rate variation and R$ 44 of financial expense relating to lease and sublease transactions required by IFRS 16 / CPC 06 (R2) (R$ 78 of positive exchange rate variation and R$ 82 of financial expense for the period from January to March 2025).

28.2 Annual interest rates for loan operations

	Parent Company
		Liability
	03.31.2026	12.31.2025
From 5.01 to 6%	(11,095)	(7,579)
From 6.01 to 7%	(22,906)	(3,136)
From 7.01 to 8%	(93,663)	(80,309)
From 8.01 to 9%	(64,435)	(75,429)
Total	(192,099)	(166,453)

28.3 Non-standardized credit rights investment fund (FIDC-NP)

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by affiliates. The amounts invested are recorded in accounts receivable.

Assignments of credit rights, performed and not performed, are recorded as financing in current and non-current liabilities.

	Parent Company
	03.31.2026	12.31.2025
Accounts receivable, net (note 9.1)	56,276	54,686
Credit rights assignments (note 24.1)	(57,064)	(58,746)

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NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	2026 Jan-Mar	2025 Jan-Mar
Financial Income FIDC-NP	1,584	2,073
Financial Expenses FIDC-NP	(1,664)	(2,076)
Net finance income (expense)	(80)	(3)

28.4 Guarantees

Petrobras has a procedure of granting guarantees to its subsidiaries and controlled companies for some financial operations carried out in Brazil and abroad. The financial operations carried out by these subsidiaries and guaranteed by Petrobras have a balance of R$ 91,512 to be settled on March 31, 2026 (R$ 97,202 on December 31, 2025).

The guarantees offered by Petrobras, mainly surety guarantees, which are non-remunerated, are made based on contractual clauses that support the financial operations between the subsidiaries/controlled companies and third parties, guaranteeing the assumption of the fulfillment of the third party's obligation, should the original debtor fail to do so.

28.5 Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		Consolidated
		03.31.2026 12.31.2025
	Asset	Liability	Asset	Liability
Joint ventures and associates
Petrochemical companies (associates)	97	36	184	152
Other associates and joint ventures	215	106	238	149
Subtotal	312	142	422	301
Brazilian government – Parent and its controlled entities
Government bonds	2,491	−	3,037	−
Banks controlled by the Brazilian Government	93,311	22,728	88,187	20,855
Road-use Diesel Subsidy Program (note 28.5.1)	741	−	−	−
Brazilian Federal Government (1)	−	1,375	−	4,915
Pré-Sal Petróleo S.A. – PPSA	−	279	−	639
Others	1,044	368	1,001	938
Subtotal	97,587	24,750	92,225	27,347
Petros	282	1,471	275	1,704
Total	98,181	26,363	92,922	29,352
Current	13,783	2,671	10,435	7,993
Non-current	84,398	23,692	82,487	21,359
(1) Include dividends and lease amounts.

The effect on the result of significant transactions is presented below:

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NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

	2026 Jan-Mar	2025 Jan-Mar
Joint ventures and associates
Petrochemical companies (associates)	4,551	4,751
Other associates and joint ventures	55	65
Subtotal	4,606	4,816
Brazilian government – Parent and its controlled entities
Government bonds	86	174
Banks controlled by the Brazilian Government	(154)	(262)
Road-use Diesel Subsidy Program (note 28.5.1)	741	−
Brazilian Federal Government	(126)	(147)
Pré-Sal Petróleo S.A. – PPSA	(94)	(1,484)
Others	(617)	(388)
Subtotal	(164)	(2,107)
Petros	(24)	(23)
Total - Income (Expenses)	4,418	2,686
Revenues, mainly sales revenues	5,319	4,783
Income (expenses)	(665)	(1,870)
Foreign exchange and inflation indexation charges, net	(100)	(88)
Finance income (expenses), net	(136)	(139)
Total - Income (Expenses)	4,418	2,686

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 14.2.

28.5.1 Road-use diesel subsidy program

In March 2026, the Company adhered to the economic subsidy program for the commercialization of road-use diesel in Brazil, established by Provisional Measure (MP) No. 1,340, of March 12, 2026, of the Federal Government. This program enables the equalization of part of the costs to road-use diesel producers and importers who proves selling prices charged to distributors equal to or lower than the price determined by the Brazilian Federal Government, according to the methodology defined by ANP.

The first subsidy calculation period occurred from March 12 to March 31, 2026, with receipt to be made by the last business day of the month following the respective calculation period, provided that documentation is made available to ANP within the prescribed timeframe and no amendments are required. This documentation is intended to evidence tax compliance and the application of commercialized prices in accordance with applicable legislation.

The subsidy corresponds to R$ 0.32 per liter of commercialized road-use diesel. This program is effective from March 12 to December 31, 2026, and may have earlier termination if the budget limit set by the Brazilian Federal Government is reached.

Revenue recognition in the company's financial statements occurs as road-use diesel fuel is sold and delivered to distributors. This right is recognized in accounts receivable.

As of March 31, 2026, the company has recorded accounts receivable in the amount of R$ 741 relating to the first reporting period foreseen in the program. This amount has an effect on the result of R$ 672, net of PIS and COFINS taxation, according to Note 4.

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NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

28.6 Compensation of key management personnel

The criteria for compensation of members of the Board of Directors and the Board Executive Officers of Petrobras Parent Company are based on the guidelines established by the Secretariat of Management and Governance of the State-owned Companies (SEST) of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy. The total compensation is set out as follows:

Parent Company

	Jan-Mar/2026			Jan-Mar/2025
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	4.5	0.4	4.9	4.3	0.3	4.6
Social security and other employee-related taxes	1.2	0.1	1.3	1.2	0.1	1.3
Post-employment benefits (pension plan)	0.3	−	0.3	0.4	−	0.4
Total compensation recognized in the statement of income	6.0	0.5	6.5	5.9	0.4	6.3
Total compensation paid (1)	6.0	0.5	6.5	6.0	0.4	6.4
Monthly average number of members in the period	9.00	11.00	20.00	9.00	11.00	20.00
Monthly average number of paid members in the period	9.00	9.00	18.00	9.00	8.00	17.00

(1) Includes portion of the variable compensation for Administrators in the Executive Board related to previous years.

In the three-month period ended March 31, 2026, the consolidated expense for the total remuneration of directors and board members totaled R$ 18.05 (R$ 16.56 from in the three-month period ended March 31, 2025).

The remuneration of members of the Advisory Committees to the Board of Directors should be considered separately from the overall remuneration limit set for directors, that is, the amounts received are not classified as remuneration for directors.

Members of the Board of Directors who participate in the Statutory Audit Committees waive the remuneration of a Board Member, as established in Article 38, § 8, of Decree No. 8,945, of December 27, 2016, and were entitled to a total remuneration of R$ 0.34 from January to March 2026 (R$ 0.40, considering social charges). In the three-month period ended March 31, 2025, the accumulated remuneration in the period was R$ 0.48 (R$ 0.56, considering social charges).

On April 16, 2026, the Ordinary General Meeting set the remuneration of the directors (Executive Board and Board of Directors) at up to R$ 57.22 as the global limit of remuneration to be paid in the period between April 2026 and March 2027 (R$ 47.57 in the period between April 2025 and March 2026, set on April 16, 2025).

29.	Supplemental information on statement of cash flows
Consolidated
	2026 Jan-Mar	2025 Jan-Mar
Amounts paid during the period:
Withholding income tax paid on behalf of third parties	2,556	2,488
Transactions not involving cash
Purchase of property, plant and equipment on credit	2,338	2,341
Lease	10,971	28,645
Provision for decommissioning costs	(2)	34
Use of tax credits and judicial deposit for the payment of contingencies	464	194
Earn Out related to Atapu and Sépia fields	616	403

29.1 Reconciliation of depreciation with Statements of Cash Flows

	Consolidated

	2026 Jan-Mar	2025 Jan-Mar
Depreciation and depletion of Property, plant and equipment	26,735	22,926
Amortization of Intangible assets	241	169
	26,976	23,095
Depreciation of right of use - recovery of PIS/COFINS	(105)	(242)
Capitalized depreciation	(5,257)	(3,877)
Depreciation, depletion and amortization in the Statements of Cash Flows and Added Value	21,614	18,976
30.	Subsequent events

Acquisition of interest in the Tartaruga Verde field and in Module III of the Espadarte field

On April 9, 2026, the Company signed agreements with Petronas Petróleo Brasil Ltda for the acquisition of 50% interest in the Tartaruga Verde and Espadarte (Module III) fields, located in the Campos basin, in the amount of US$ 450 million, as follows: (i) US$ 50 million paid on the signature date; (ii) US$ 350 million at transaction closing; and (iii) two installments of up to US$ 25 million each, to be paid in 12 and 24 months after closing. After fulfilling the conditions precedent, including the approval by ANP, Petrobras will hold 100% interest in these assets.

63

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

Signing of new Braskem Shareholders' Agreement

On April 23, 2026, Petrobras sent a notification to Novonor S.A., in judicial recovery, stating its decision not to exercise its preemptive and tag-along rights provided for in the current Shareholders' Agreement of Braskem S.A.

On the same date, the Company signed a new Shareholders' Agreement with Shine I - Investment Fund in Participações Multiestratégia Responsabilidade Limitada (FIP), establishing joint control of Braskem, including the obligation to obtain consensus in corporate deliberations and equal representation of members on the Board of Directors and Executive Board.

The agreement will be effective upon the completion of the transfer of shares of Novonor to the FIP, and new bylaws for Braskem are also foreseen.

Petrobras will maintain its 36.15% interest in the total capital of Braskem and 47.03% of voting capital.

Considering the terms established in the new Shareholders' Agreement with the FIP, Petrobras' investment in Braskem will be classified as a joint venture entity, maintaining the current accounting valuation of the investment using the equity method.

Distribution of remuneration to shareholders related to the first quarter of 2026

On May 11, 2026, the Board of Directors approved the distribution of interim interest on capital of R$ 9,034 (R$ 0.70097272 per preferred and common share outstanding), based on the interim financial information for the period ended March 31, 2026, considering the application of the Shareholder Remuneration Policy formula, as shown in the table below:

			Parent Company
	Date of approval	Date of shareholder position	Amount per common and preferred shares (R$)	Amount
Interim interest on capital	05.11.2026	06.01.2026	0.70097272	9,034
Total of interim interest on capital			0.70097272	9,034

This interest on capital will be paid in two equal installments of R$ 4,517, on August 20, 2026 and September 21, 2026. The amounts will be updated by the Selic rate, from the date of actual payment of each installment until the end of the fiscal year, on December 31, 2026, and will be deducted from the remuneration that may be distributed to shareholders at the close of the 2026 fiscal year.

Acquisition of the ring-fence of the Argonauta field in the Campos basin

On April 27, 2026, the Company entered into an agreement for the acquisition of the ring-fence of the Argonauta field (concession BC-10), located in the Campos basin, for the amount of R$ 700, of which R$ 100 will be paid at the closing, and R$ 600 at the closing or on January 15, 2027, whichever occurs later. In addition, the Company will receive additional US$ 150 million to be paid 2 years after closing. These amounts are subject to contractual adjustments.

64

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

The acquired area corresponds to the Argonauta field, which represents 0.86% of the Jubarte pre-salt layer shared reservoir, which is subject of a Production Individualization Agreement (AIP) effective as of August 1, 2025.

Following the completion of the transaction, the Company's interest in the Jubarte shared reservoir will be increased to 98.11%, with a 1.89% interest remaining under the Brazilian Federal Government ownership. The transaction also closes negotiations related to the equalization of participation and to the individualization of production involving the parties that previously held the area.

The closing of the transaction is subject to the fulfillment of conditions precedent, including approvals by ANP and CADE.

65

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of reais, unless otherwise indicated)

31.	Correlation between the explanatory notes of December 31, 2025, and the ones of March 31, 2026
	Number of notes
Notes to the Financial Statements	Annual for 2025	Quarterly information for 1Q-26
Basis of preparation	2	1
Material accounting policies	3	2
Cash and cash equivalents and financial investments	8	3
Sales revenues	9	4
Costs and expenses by nature	10	5
Other income and expenses, net	11	6
Net finance income (expense)	12	7
Information by operating segment	13	8
Trade and other receivables	14	9
Inventories	15	10
Prepayments	16	11
Trade payables	17	12
Taxes	18	13
Employee benefits	19	14
Provisions for legal proceedings, judicial deposits and contingent liabilities	20	15
Provision for decommissioning costs	21	16
Other assets and liabilities	22	17
Property, plant and equipment	23	18
Intangible assets	24	19
Impairment	25	20
Exploration and evaluation of oil and gas reserves	26	21
Investments	28	22
Disposal of assets and other transactions	29	23
Finance debt	30	24
Lease liability	31	25
Equity	32	26
Financial risk management	33	27
Related party transactions	34	28
Supplemental information on statement of cash flows	35	29
Subsequent events	36	30

The notes to the annual report 2025, which were suppressed in the interim financial statements of March 31, 2026, because they do not have significant changes and / or may not be applicable to interim financial information, are:

Notes to the Financial Statements	Number of notes
The Company and its operations	1
Judgments and sources of estimation uncertainty	4
Climate Change	5
New standards and interpretations	6
Capital Management	7
Consortia (partnerships) in E&P activities	27

66

STATEMENT OF DIRECTORS ON INTERIM ACCOUNTING INFORMATION AND REPORT ON THE REVIEW OF QUARTERLY INFORMATION

PETROBRAS

In compliance with the provisions of items V and VI of article 27 of CVM Resolution 80, of March 29, 2022, the chief executive officer and directors of Petróleo Brasileiro S.A. - Petrobras, a publicly-held corporation, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with the CNPJ under nº 33.000.167 / 0001-01, declare that the financial statements were prepared in accordance with the law or the bylaws and that:

(i)	reviewed, discussed and agreed with the Interim Financial Statements of Petrobras for the period ended March 31, 2026;
(ii)	reviewed, discussed and agreed with the conclusions expressed in the report of KPMG Auditores Independentes Ltda., regarding the Interim Financial Statements of Petrobras for the period ended March 31, 2026.

Rio de Janeiro, May 11, 2026.

Magda Maria de Regina Chambriard	Renata Faria Rodrigues Baruzzi Lopes
Chief Executive Officer	Chief Engineering, Technology and Innovation Officer

Angélica Garcia Cobas Laureano	Ricardo Wagner de Araújo
Chief Logistics, Commercialization and Markets Executive Officer	Chief Governance and Compliance Executive Officer

Clarice Coppetti	Sylvia Maria Couto dos Anjos
Chief Corporate Affairs Officer	Chief Exploration and Production Executive Officer

Fernando Sabbi Melgarejo	William França da Silva
Chief of Finance and Investor Relations Executive Officer	Chief Industrial Processes, Products and Energy Transition and Sustainability Officer

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KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission - CVM, prepared in accordance with the Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and the international accounting standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the individual and consolidated interim financial information of Petróleo Brasileiro S.A. - Petrobras (“the Company”), included in the quarterly information form - ITR for the quarter ended March 31, 2026, which comprises the statement of financial position as of March 31, 2026 and the respective statements of income, comprehensive income, changes in shareholders' equity and of cash flows for the three-months period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with the CPC 21 (R1) – Interim Financial Reporting and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities Commission - CVM, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim financial information based on our review.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

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Scope of the review

We conducted our review in accordance with Brazilian and international standards on reviews of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of quarterly information - ITR, and presented in accordance with the standards issued by the Brazilian Securities Commission.

Other matters - Statements of added value

The quarterly information referred to above includes the individual and consolidated statements of added value (DVA) for the three-month period ended at March 31, 2026, prepared under responsibility of Company’s management, and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures carried out together with the review of the Company’s interim financial information to conclude that they are reconciled with interim financial information and accounting records, as applicable, and its form and content are in accordance with the criteria defined in CPC 09 (R1) - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that those statements were not prepared, in all material respects, in accordance with the criteria set forth in this Standard with respect to the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, May 11, 2026

KPMG Auditores Independentes Ltda.

CRC SP-014428/O-6 F-RJ

(Original report in Portuguese signed by)

Ulysses M. Duarte Magalhães

Accountant CRC RJ-092095/O-8

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer